Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

of

American Land Lease, Inc.

at

$14.20 Net Per Share

by

GCP Sunshine Acquisition, Inc.,

a subsidiary of

GCP REIT II

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JANUARY 22, 2009 UNLESS THE OFFER IS EXTENDED.

GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II (“Parent”), a Maryland real estate investment trust, is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of American Land Lease, Inc., a Delaware corporation (the “Company”), as of the time Purchaser accepts for payment and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer (as defined below), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”) and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”), at a price of $14.20 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated December 23, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2008 (the “Merger Agreement”), among Parent, Purchaser, the Company and Asset Investors Operating Partnership, L.P., a Delaware limited partnership (the “Company Partnership”) and majority-owned subsidiary of the Company, which contemplates the merger of the Company and Purchaser (the “Merger”).

The board of directors of the Company has (i) approved, adopted and authorized the form, terms and provisions of the Merger Agreement and all related documents and exhibits thereto and the Offer and the Merger and the other transactions contemplated by the Merger Agreement and declared them fair to and in the best interests of the Company and its stockholders; (ii) authorized the Company to enter into the Merger Agreement; (iii) determined that, if required in connection with the Merger, the Merger Agreement be submitted to a vote of holders of the Shares for adoption by them pursuant to the Delaware General Corporation Law (the “DGCL”); and (iv) recommended that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the Merger (if applicable) in accordance with the provisions of the DGCL.

There is no financing condition to the Offer. The Offer is subject to various conditions. A summary of the principal terms of the Offer appears on pages ii through v.

December 23, 2008

IMPORTANT

If you wish to tender all or any of your Shares prior to the expiration of the Offer, you should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) included with this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instructions 2 and 3 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary for the Offer and either deliver the certificates for such Shares to the Depositary for the Offer along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedures for book-entry transfers set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. In the case of a book-entry transfer, an Agent’s Message (as defined below) must be used in lieu of the Letter of Transmittal.

If you desire to tender Shares and the certificates representing such Shares are not immediately available or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase (the “Notice of Guaranteed Delivery”).

Any questions and requests for assistance may be directed to Innisfree M&A Incorporated, our information agent (the “Information Agent”), at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

i

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary term sheet is qualified in its entirety by the fuller terms, descriptions and explanations contained in this Offer to Purchase, Schedule I to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Securities Sought	All outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of American Land Lease, Inc. (the “Company”) as of the time Purchaser accepts for payment and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer (as defined below), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”) and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”).

Price Offered Per Share	$14.20 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “Offer Price”). See Section 1 entitled “Terms of the Offer.”

Parties to the Tender Offer	GCP Sunshine Acquisition, Inc. (“Purchaser”) is offering to purchase (the “Offer”) the Shares. Purchaser is a subsidiary of GCP REIT II (“Parent”).

See the Introduction and Section 9 entitled “Certain Information Concerning Parent, Purchaser and Their Affiliates.”

Scheduled Expiration Time	12:00 midnight, New York City time, at the end of January 22, 2009, unless the initial offering period is extended as set forth below.

Minimum Condition	Purchaser together with Parent or any of their affiliates must become the beneficial owner of at least 88% of all Shares (including those shares of Common Stock issuable pursuant to options and shares of restricted stock, in either case, issued under the Company Stock Plan) (the “Minimum Condition”). See Section 15 entitled “Certain Conditions to the Offer.”

Recommendation of the

Board of Directors of

the Company	The board of directors of the Company has:

•

recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement (as defined below) and the Merger (as defined below) (if applicable) in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”);

•

approved the execution and delivery of the Agreement and Plan of Merger, dated as of December 9, 2008 (the “Merger Agreement”), among Parent, Purchaser, the Company and Assets Investors Operating Partnership, L.P. (the “Company Partnership”), the Offer and the Merger and the other transactions contemplated by the Merger Agreement;

•	determined that the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger are fair to and in the best interests of the Company and its stockholders; and

•	declared that the Offer and the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable.

See “Introduction.”

Other Information

•

The Offer is the first step in Parent’s plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, Parent, through Purchaser, will acquire any Shares not acquired in the Offer in a merger of the Company with and into Purchaser (the “Merger”), with Purchaser to continue as the surviving entity. Purchaser reserves the right to reverse the direction of the Merger such that Purchaser shall be merged with and into the Company with the Company to continue as the surviving entity. Holders of Shares will have appraisal rights in the Merger, but not in the Offer. See Section 12 entitled “Purpose of the Offer; Plans for the Company.”

•

The initial offering period of the Offer will expire at 12:00 midnight, New York City time, at the end of January 22, 2009 (or the latest time and date as the Offer may be extended (the “Expiration Date”)), unless the Offer is extended. If at any scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived by Parent or Purchaser (if permitted under the Merger Agreement), Purchaser must extend the Offer, at the request of the Company, for up to two successive periods of not more than 10 business days each in order to permit the satisfaction of such conditions, each until the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the date that is 180 days after the commencement of the Offer or June 21, 2009 (the “Outside Date”).

Purchaser may also, in its sole discretion, without the consent of the Company, extend the Offer for one or more successive periods of not more than 10 business days each, if, at any otherwise scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived by Parent or Purchaser if permitted under the Merger Agreement. Purchaser must extend the Offer such that at least 10 business days have passed since all Company Required Consents (as defined in the Merger Agreement) have been obtained. The Company Required Consents consist of lender consents from seven different lenders for a total of 31 loans representing an aggregate outstanding balance as of January 1, 2009 of approximately $283.2 million. Purchaser must also extend the Offer for any period or periods required by applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the New York Stock Exchange or their respective staffs.

•

If the Offer is extended, we will inform Wells Fargo Bank, N.A., the depositary (the “Depositary”) for the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the first business day following the then scheduled Expiration Date.

•

Purchaser may, in its sole discretion, provide a “subsequent offering period” in accordance with applicable law. Purchaser must accept for payment, and pay for, all Shares that are validly tendered and not withdrawn pursuant to the Offer during any such “subsequent offering period” promptly after any such Shares are tendered during such “subsequent offering period.”

•	In connection with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement with Messrs. Terry Considine, Thomas L. Rhodes, Bruce D. Benson and

Bruce E. Moore, all of whom are members of the board of directors of the Company, Titaho Limited Partnership, RLLLP, a registered limited liability limited partnership for which Mr. Considine’s brother is the trustee for the sole general partner, and Titahotwo Limited Partnership, RLLLP (collectively the “Securityholders”), a registered limited liability limited partnership for which Mr. Considine serves as the general partner and holds a 0.5% ownership interest. Pursuant to the terms of the Tender and Support Agreement, each of the Securityholders have agreed, among other things, to tender their Shares pursuant to the Offer, which represents approximately 12% of the outstanding Shares, vote for the Merger and vote against any alternative acquisition proposal. The Securityholders have also agreed to sell all of their units of limited partnership interest of the Company Partnership (the “OP Units”), pursuant to the OP Offer (as defined below) in exchange for the Offer Price.

Conditions to the Offer

Purchaser will not be obligated to complete the Offer unless, among other things, as of any scheduled Expiration Date:

•	the Minimum Condition has been met;

•	the Required Consents Condition (as defined in Section 15 entitled “Certain Conditions to the Offer”) has been met;

•	the Governmental Approval Condition (as defined in Section 15 entitled “Certain Conditions to the Offer”) has been met;

•	at least 10 business days has elapsed since the satisfaction of the Required Consents Condition; and

•

certain other events described in Section 15 entitled “Certain Conditions to the Offer” have not occurred and are not continuing, regardless of the circumstances giving rise to such events or conditions.

See Section 15 entitled “Certain Conditions to the Offer.”

Procedures for Tendering

If you wish to accept the Offer and tender your Shares, you must do the following:

•

If you are a record holder (i.e., a stock certificate has been issued to you), deliver the certificates representing your Shares, together with a completed and signed version of the enclosed Letter of Transmittal and any other documents required by the Letter of Transmittal, and have your signature guaranteed if required by Instructions 2 and 3 to the Letter of Transmittal to the Depositary, not later than the time the Offer expires; or

•

If your Shares are held in street name (i.e., through a broker, dealer or other nominee), the Shares can be tendered by your nominee through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three trading days on the New York Stock Exchange. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period.

See Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares.”

Withdrawal Rights

•

You may withdraw tendered Shares at any time prior to 12:00 Midnight, New York City time, at the end of January 22, 2009 or such later date as the Offer may be extended. Unless accepted for payment pursuant to the Offer, tendered Shares may also be withdrawn at any time after February 21, 2009. However, if Purchaser provides a subsequent offering period, you will not be able to withdraw (i) any Shares that you already tendered or (ii) any of the Shares that you tender during the subsequent offering period.

•

To withdraw Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your Shares.

See Section 4 entitled “Withdrawal Rights.”

Additional Information

•

See Section 1 entitled “Terms of the Offer,” Section 12 entitled “Purpose of the Offer; Plans for the Company,” Section 13 entitled “Transaction Documents,” Section 14 entitled “Dividends and Distributions,” Section 15 entitled “Certain Conditions to the Offer,” Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” and Section 17 entitled “Appraisal Rights” for a more complete description of the Offer and the transactions contemplated following the consummation of the Offer.

v

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as a stockholder of American Land Lease, Inc. (the “Company”), may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in this summary is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the documents to which we have referred.

Unless the context indicates otherwise, we will use the terms “we,” “us” or “our” in this Offer to Purchase to refer to GCP Sunshine Acquisition, Inc. (“Purchaser”) and, where appropriate, GCP REIT II (“Parent”).

Who is offering to purchase my shares?

Purchaser is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock”), as of the time Purchaser accepts for payment and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer, including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”) and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”), of the Company, for $14.20 per Share net to the seller in cash (subject to applicable withholding taxes), without interest thereon. Purchaser is a Delaware corporation incorporated on December 4, 2008, and a subsidiary of Parent, a Maryland real estate investment trust organized on August 7, 2007.

Purchaser has conducted no activities to date other than activities incidental to its formation and in connection with acquiring the Company. See the Introduction and Section 9 entitled “Certain Information Concerning Purchaser and Its Affiliates” for more information on Purchaser, Parent and their respective affiliates.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to Purchaser in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply. See the Introduction for more information.

Do you have the financial resources to pay the purchase price in the Offer?

Yes. We estimate that we will need approximately $143.0 million to purchase all of the issued and outstanding Shares pursuant to the Offer. We have capital commitments from our equity investors in a sufficient amount. The Offer is not conditioned upon Parent or Purchaser obtaining any financing. Purchaser expects to fund the purchase price and related fees and expenses with funds provided by Parent to Purchaser. Parent and Purchaser do not anticipate the need to seek alternate or additional sources of funding. Consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are not conditioned upon Parent or Purchaser obtaining any financing. See Section 10 entitled “Source and Amount of Funds” for more information.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We believe our financial condition is not relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we intend to acquire all remaining Shares in the subsequent Merger for the same cash price.

Under what circumstances will the Company be obligated to pay Parent a termination fee and transaction expenses if the Merger Agreement is terminated?

The Company has agreed to pay to Parent a termination fee equal to $5.4 million (the “Termination Fee”) if the Merger Agreement is terminated pursuant to any of the following situations:

(a)	termination by Parent if the Company has breached in any material respect its obligations in the Merger Agreement regarding restrictions on the solicitation of competing proposals;

(b)	termination by Parent if the Company Board (i) fails to authorize, approve or recommend the Offer or (ii) withdraws, modifies or qualifies (or proposes to withdraw, modify or qualify) the Company Recommendation (as defined in Section 12 entitled “Purpose of the Offer; Plans for the Company”) or, in the case of a Takeover Proposal (as defined in Section 13 entitled “Transaction Documents”) made by way of a tender offer or exchange offer, fails to recommend that the Company’s stockholders reject such tender offer or exchange offer within the 10 business day period specified in Section 14e-2(a) under the Securities Exchange Act of 1934, as amended (iii) fails to reconfirm its authorization, approval or recommendation of the Merger within three business days after a written request by Parent to do so, or (iv) fails to include the Company Recommendation in the Schedule 14D-9 or to permit Parent and Purchaser to include the Company Recommendation in this Offer to Purchase, certain other documents relating to the Offer and any amendments and supplements thereto; or

(c)	termination by the Company if in connection with a withdrawal, modification or qualification of (or proposal to withdraw, modify or qualify) the Company Recommendation following receipt of a Superior Proposal (as defined in Section 13 entitled “Transaction Documents”); and

(d)	with respect to the following situations, the Company is required to pay the Termination Fee provided that (A) after the date of the Merger Agreement, any person makes a Takeover Proposal or amends or reasserts a Takeover Proposal made prior to the date of the Merger Agreement and such Takeover Proposal becomes publicly known prior to or upon the termination of the Merger Agreement, and (B) within 12 months after the date of termination of the Merger Agreement, the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Takeover Proposal as modified pursuant to the Merger Agreement:

(i)	the Outside Date has passed, and the Offer has expired as a result of the non-satisfaction of any of the conditions to the Offer or been terminated or withdrawn pursuant to its terms without any Shares being purchased and the party seeking to terminate has not caused a breach of the Merger Agreement that has been the primary cause, or primarily resulted in, the non-satisfaction of any of the conditions to the Offer or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased;

(ii)	all consents, approvals, permits or authorizations from, and all declarations, filings and registrations with, any governmental entity, including all necessary approvals, required to consummate the Offer, the Merger and the other transactions shall not have been obtained or made, in each case without the imposition of a Burdensome Condition (as defined in Section 13 entitled “Transaction Documents”) on Parent or its subsidiaries or the Required Consent Condition shall not have been satisfied within 100 days after the date of the Merger Agreement; provided, that the right to terminate the Merger Agreement pursuant to such conditions shall not be available to any party whose breach of the Merger Agreement has been the primary cause, or primarily resulted in, the non-satisfaction of such conditions;

(iii)	termination by Parent if the adoption of the Merger Agreement and the approval of the Merger by the holders of a majority of the outstanding shares of Common Stock entitled to vote in accordance with the DGCL and the Company’s constituent documents is not obtained before the Outside Date; or

(iv)	termination by Parent if holders of more than 10% of the outstanding shares of Common Stock shall have exercised their appraisal rights with respect thereto in accordance with applicable law.

If the Company is required to pay a Termination Fee or if the Merger Agreement is terminated pursuant to (A) any of the situations described under paragraph (d) above or (B) pursuant to paragraph (d)(ii) above as a result of the Company’s failure to use its commercially reasonable good faith efforts to obtain the Company Required Consents, the Company must, in addition to the Termination Fee, reimburse Parent and Purchaser for all of their expenses, up to a maximum amount of $1 million.

The Merger Agreement provides that the Termination Fee is payable by the Company (i) immediately prior to termination of the Merger Agreement in the event of termination by the Company, and (ii) not later than one business day after the receipt by the Company of a notice of termination from Parent in the event of termination by Parent (except that, in the case of termination pursuant to any of the situations described under paragraph (d) above, such payment shall be made on the date of the first to occur of either of the events referred to in clause (B) in paragraph (d)).

See Section 13 entitled “Transaction Documents.”

Will Purchaser be obligated to pay to the Company a termination fee if the Merger Agreement is terminated?

Concurrently with the execution of the Merger Agreement, the Company and Purchaser entered into an escrow agreement, pursuant to which Purchaser has deposited with an escrow agent cash in the amount of $5.0 million and a promissory note payable to the Company in the amount of $5.0 million, which is due December 26, 2008. Funds in escrow are the Company’s exclusive remedy for Purchaser’s default in the event of termination of the Merger Agreement by the Company if Parent or Purchaser has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement and such breach is incapable of being cured in accordance with the terms of the Merger Agreement or would result in the failure of a condition to the Company’s obligation to close, and such funds will be released to the Company as liquidated damages. In all other cases, the deposit will be released to Parent if the Merger Agreement is terminated.

If I accept the Offer, when will I be paid?

If the conditions to the Offer as set forth in the Introduction and Section 15 entitled “Certain Conditions to the Offer” are satisfied and we consummate the Offer and accept your Shares for payment, you will receive a check in an amount equal to the number of Shares you tendered multiplied by $14.20 (less any applicable withholding taxes), promptly following expiration of the Offer. See Section 2 entitled “Acceptance for Payment and Payment” for more information.

If I do not tender my Shares but the Offer is completed, what will happen to my Shares?

If the Offer is completed and we become the owner of more than a majority of the outstanding Shares, we will then own a sufficient number of Shares to cause the Merger to occur, regardless of how the other stockholders vote at a meeting of the Company’s stockholders. If the Merger takes place, Purchaser will own all of the Shares, and all stockholders of the Company remaining after the Offer other than us (and other than stockholders validly exercising appraisal rights) will receive $14.20 per Share in cash, without interest, less any required withholding taxes.

Therefore, if the Offer is completed and you have not tendered your Shares (and have not exercised your appraisal rights, as described below), upon the consummation of the Merger you will receive the same price per share as you would have received had you tendered your Shares into the Offer.

What is a top-up option and when could it be exercised?

Subject to certain conditions set forth in the Merger Agreement, the Company and the Company Partnership have granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of newly issued Shares equal to the number of Shares that, when added to the number of Shares already owned collectively by us, will constitute one Share more than 90% of Shares that will be issued and outstanding immediately after the issuance of all Shares under the Top-Up Option. Purchaser is under no obligation to exercise the Top-Up Option. If we exercise the Top-Up Option, then we will cause a short-form merger in accordance with DGCL Section 253 to be consummated immediately after the issuance of Shares pursuant to the Top-Up Option. The purchase price per Share for any Shares purchased by us under the Top-Up Option will be equal to the price per Share paid by us in the Offer. The Top-Up Option will not be exercisable if, among other things, immediately after the exercise of the Top-Up Option, the number of Shares will be less than the amount required for the Company to be merged with Purchaser pursuant to Section 253 of the DGCL.

The purpose of the Top-Up Option is to permit us to acquire a number of Shares that would enable us to complete the Merger without a meeting of the Company’s stockholders. The Top-Up Option is subject to certain additional terms and conditions. See Section 13 entitled “Transaction Documents” for more information.

Will I receive a proxy statement?

Purchaser does not expect to exercise the Top-Up Option or to effect the Merger through the use of a short-form merger under Delaware law. If the Offer is completed and Purchaser accepts all Shares tendered in the Offer, Purchaser will cause the Company to hold a meeting of stockholders to vote on the Merger. At that meeting, Purchaser will vote its shares in favor of the Merger Agreement and the Merger. Subject to the terms and conditions of the Merger Agreement, unless Purchaser elects to consummate a short-form merger, regardless of whether the Offer is successful the Company is obligated to hold a meeting of stockholders to vote on the adoption of the Merger Agreement and approval of the Merger. Adoption of the Merger Agreement and approval of the Merger will require the vote of a majority of the total number of Shares represented and entitled to vote at the meeting. In both of the above scenarios, you will receive a proxy statement in connection with the meeting of stockholders.

As a result, you may receive a proxy statement from the Company during or after termination of the Offer (depending on when the record date for the special meeting is set and when the definitive proxy materials are mailed to stockholders). If you receive a proxy statement, provided the Offer has not expired, you may still tender your Shares in the Offer and may also vote your shares at any meeting of stockholders provided such meeting takes place prior to the date that your Shares are purchased in the Offer. The Merger is not contingent on the completion of the Offer.

If the Offer is completed, will the Shares continue to be publicly traded?

Following the purchase of Shares in the Offer, we intend to complete the Merger pursuant to the terms of the Merger Agreement. Once the Merger takes place, the Company’s Common Stock will no longer be publicly owned or traded.

Even if the Merger does not take place, after we purchase all of the Shares tendered into the Offer, there may be so few remaining common stockholders and publicly held Shares that securities firms will no longer be interested in quoting the Shares or otherwise maintaining a market for the Shares. If that occurs, there may not be a public trading market for the Shares following the consummation of the Offer, or any remaining public trading market may be highly illiquid. Moreover, the Company may be eligible to cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies.

In addition, it is possible that, following the Offer, the Shares will no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case you will no longer be able to use your Shares as collateral for loans made by brokers.

See Section 7 entitled “Effect of the Offer on the Market for the Company’s Shares; NYSE Delisting; Exchange Act Registration” for more information.

How will my outstanding options be treated in the Offer and the Merger?

Options to acquire shares of the Company’s Common Stock may not be tendered into the Offer. If you wish to tender shares of the Company’s Common Stock subject to options, you must first exercise your options in accordance with their terms in sufficient time to tender the shares in the Offer. Options that will vest upon completion of the Offer may be exercised on a provisional basis pending completion of the Offer.

Pursuant to the terms of the Merger Agreement, immediately prior to the effective time of the Merger, each then-outstanding option to purchase shares of Common Stock shall be terminated and at the effective time, each holder of such a terminated option shall be entitled to receive a cash payment, less any applicable withholding taxes, equal to the product of the number of shares of Common Stock subject to such terminated option and the excess, if any, of $14.20 less the exercise price per share of Common Stock issuable with respect to each such option.

If the per-share exercise price of any such terminated option is equal to or greater than $14.20, the holder of such option will be entitled to receive a cash payment in an amount equal to $0.001 per share of Common Stock issuable with respect to such option, rounded to the next highest full cent.

How will my restricted shares be treated in the Offer and the Merger?

Pursuant to the terms of the Merger Agreement, each restricted share of common stock that is issued and outstanding under the Company Stock Plan immediately prior to the Effective Time will automatically be considered an outstanding Share of Common Stock for all purposes, including the right to receive $14.20 per Share, without interest, less any required withholding taxes, in connection with the Offer. If you hold restricted shares, you may tender them into the Offer subject to the condition that the Offer is completed and Purchaser accepts for payment and pays for the Shares tendered pursuant to the Offer.

How will my outstanding OP Units be treated in the Offer and the Merger?

At or prior to commencement of the Offer, Purchaser will either: (i) direct the Company Partnership to give each holder of OP Units an opportunity to redeem their OP Units for cash in an amount per OP Unit equal to the Offer Price or (ii) offer to purchase all outstanding OP Units for cash equal to the Offer Price. Purchaser has determined to effect the OP Offer by directing the Company Partnership to offer to redeem all of its outstanding OP Units for cash equal to the Offer Price.

If I own shares of Series A Preferred Stock, how will those shares be treated?

The Offer to Purchase does not include shares of the Company’s 7.75% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), which will remain outstanding after completion of the Offer and the Merger having the same powers, rights and preferences and shall otherwise be unaffected by the Merger. Upon completion of the Merger, the Company may be eligible to cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies. We expect that the Company will terminate its registration under the Securities Exchange Act of 1934, as amended, which will terminate its reporting obligations and reduce the amount of information about the Company that will be available to holders of the Company’s Series A Preferred Stock. As a result, following the completion of the Merger, shares of the Company’s Series A Preferred Stock are expected to be delisted from the NYSE and will no longer trade publicly.

What is the market value of my Shares as of a recent date?

On December 9, 2008, the last full day of trading before the public announcement by the Company of its agreement to be acquired by us at a price of $14.20 per Share, the last reported sale price per Share was $3.90.

x

The Offer Price represents a premium of approximately 264.1% over such last reported sale price. You should obtain a recent quotation for your Shares before deciding whether or not to tender. See Section 6 entitled “Price Range of the Shares of Common Stock” for more information.

Will the sale of Shares pursuant to the Offer or Merger be a taxable transaction for U.S. federal income tax purposes?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize, for U.S. federal income tax purposes, capital gain or loss equal to the difference between your adjusted tax basis in the Shares surrendered and the amount of cash you receive for those Shares. You should consult your tax advisor on the tax implications of tendering your Shares. See Section 5 entitled “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.”

Have any holders of Shares already agreed to tender their Shares into the Offer?

Yes. In connection with the execution of the Merger Agreement, the Securityholders entered into a Tender and Support Agreement with Parent and Purchaser in which the Securityholders agreed, among other things, to tender their Shares pursuant to the Offer, to vote in favor of the Merger and to vote against any alternative acquisition proposal. The Securityholders beneficially own approximately 12% of the outstanding Shares. The Securityholders have also agreed to tender all of their OP Units pursuant to the OP Offer (as defined in the Merger Agreement) in exchange for the Offer Price.

Whom can I call with questions?

You can call Innisfree M&A Incorporated at (212) 750-5833 (for banks and brokers) and (888) 750-5834 (toll free for all others) with any questions you may have. Innisfree M&A Incorporated is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Shares of Common Stock of American Land Lease, Inc.:

INTRODUCTION

GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II (“Parent”), a Maryland real estate investment trust, hereby offers to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of American Land Lease, Inc. (the “Company”), a Delaware corporation, as of the time Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”) and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan, at a purchase price of $14.20 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent, the Company and Asset Investors Operating Partnership, L.P. (the “Company Partnership”), a Delaware limited partnership and a majority-owned subsidiary of the Company. The Merger Agreement provides for, among other things, the making of the Offer by Purchaser, and further provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will be merged with and into Purchaser (the “Merger”) and Purchaser will continue as the surviving entity (the “Surviving Entity”). Purchaser reserves the right to reverse the direction of the Merger such that Purchaser shall be merged with and into the Company with the Company to continue as the surviving entity. The Merger is subject to certain customary closing conditions, including receipt of lender consents, the adoption of the Merger Agreement by the stockholders of the Company, if such adoption is required by applicable law, and that holders of not more than 10% of the shares of Common Stock have properly exercised appraisal rights. See Section 12 entitled “Purpose of the Offer; Plans for the Company.”

Tendering stockholders who are record holders of their Shares and who tender their Shares directly to the Depositary (as defined below) will not be obligated to pay any brokerage fees or commissions or, except as otherwise provided in Instruction 7 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of such Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent will pay all charges and expenses of Wells Fargo Bank, N.A., as depositary (the “Depositary”) and Innisfree M&A Incorporated, as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 entitled “Fees and Expenses” for more information.

The board of directors of the Company (the “Company Board”) has:

•

approved, adopted and authorized the form, terms and provisions of the Merger Agreement and all related documents and exhibits thereto and the Offer and the Merger and the other transactions contemplated by the Merger Agreement and declared them fair to and in the best interests of the company and its stockholders of the Company;

•	authorized the Company to enter into the Merger Agreement;

•

determined that, if required in connection with the Merger, the Merger Agreement be submitted to a vote of holders of the Shares for adoption by them pursuant to the Delaware General Corporation Law (the “DGCL”); and

•

recommended that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the Merger (if applicable) in accordance with the provisions of the DGCL.

The Offer is subject to a number of conditions, including the condition that there shall have been validly tendered and not withdrawn prior to the applicable expiration date of the Offer the number of Shares validly tendered pursuant to the Offer (and not withdrawn prior to any then scheduled expiration date), together with the Shares then beneficially owned by Parent, Purchaser or any of its affiliates or any person managed by Parent, Purchaser or any of its affiliates (if any), representing at least 88% of all Shares then outstanding (the “Minimum Condition”).

Upon the terms and subject to the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date.

Purchaser may, at its sole discretion, provide for a “subsequent offering period” in accordance with applicable law. Purchaser must accept for payment, and pay for, all Shares that are validly tendered and not withdrawn pursuant to the Offer during any such “subsequent offering period” promptly after any such Shares are tendered during such “subsequent offering period.”

Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will occur. At the effective time of the Merger, each outstanding share of Common Stock (with certain exceptions as set forth in the Merger Agreement) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive in cash an amount per share equal to the Offer Price, without interest (the “Merger Consideration”), subject to any applicable withholding taxes. All Shares that have been so converted will be automatically canceled, and their holders will cease to have any rights with respect to such Shares, other than the right to receive the Merger Consideration.

The Merger Agreement and the transactions contemplated thereby are more fully described in Section 13 entitled “Transaction Documents.”

The Company Board received an opinion, dated December 9, 2008, of Wachovia Capital Markets, LLC (“Wachovia Securities”), the Company Board’s financial advisor, to the effect that, as of that date, the cash consideration of $14.20 per share to be received by holders of Shares in the Offer and the Merger was fair to such holders from a financial point of view. The full text of Wachovia Securities’ written opinion, dated December 9, 2008, which describes the assumptions made, matters considered and limitations on the review undertaken, will be attached as an exhibit to the Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) being mailed to the holders of Shares together with this Offer to Purchase.

Wachovia Securities’ opinion was provided to the Company Board for its information in its evaluation of the $14.20 per share cash consideration payable in the Offer and the Merger and relates only to the fairness of such cash consideration from a financial point of view. Wachovia Securities’ opinion does not address any other aspect of the Offer or the Merger or any related transaction and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully and in its entirety.

An affiliate of Purchaser beneficially owns 367,800 Shares, representing approximately 4.6% of the outstanding shares of Common Stock as of December 18, 2008. In addition, pursuant to the Tender and Support Agreement, the Securityholders have agreed, among other things, to tender their Shares pursuant to the Offer, to vote in favor of the Merger and to vote against any alternative acquisition proposal, all on the terms and subject to the conditions set forth in the Tender and Support Agreement. The Securityholders beneficially own approximately 12% of the outstanding Shares. The Securityholders have also agreed to tender all of their OP Units pursuant to the OP Offer (as defined in the Merger Agreement) in exchange for the Offer Price. See Section 13 entitled “Transaction Documents” for more information.

Except for the shares described in the immediately preceding paragraph, none of Purchaser, Parent or any of their respective affiliates currently beneficially owns any Shares or other securities of the Company. If the Tender and Support Agreement may be deemed to constitute beneficial ownership, each of Purchaser, Parent and their respective affiliates disclaims such beneficial ownership.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL

CONTAIN IMPORTANT INFORMATION THAT AMERICAN LAND LEASE, INC. STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION

WITH RESPECT TO THE OFFER.

THE OFFER

1.	TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares.”

The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the other conditions described in Section 15 entitled “Certain Conditions to the Offer.” Parent may terminate the Offer without Purchaser purchasing any Shares if certain events described in Section 15 occur.

Parent and Purchaser expressly reserve the right to increase the Offer Price, waive any conditions to the Offer and make any other changes to the terms and conditions of the Offer. However, Purchaser will not, without the prior written consent of the Company, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer, (v) except as required by any governmental entity, amend or modify any terms in a manner adverse to the holders of Shares, (vi) change or waive the Minimum Condition, or (vii) extend or otherwise change the Expiration Date of the Offer other than as required or permitted by the Merger Agreement.

If, on or prior to any scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Condition) has not been satisfied or waived by Parent or Purchaser, Purchaser must extend the Offer at the request of the Company, for up to two successive periods of not more than 10 business days each in order to permit the satisfaction of such conditions, each until the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the date that is 180 days after the commencement of the Offer or June 21, 2009 (the “Outside Date”).

Purchaser may, in its sole discretion, without the consent of the Company, extend the Offer for one or more successive periods of not more than 10 business days each, if at any otherwise scheduled Expiration Date any of the Offer Conditions (as defined in Section 15 entitled “Certain Conditions to the Offer”) shall not have been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement. Purchaser must extend the Offer such that at least 10 business days have passed since all Required Company Consents have been obtained. Purchaser must also extend the Offer for any period or periods required by applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the New York Stock Exchange or their respective staffs.

Purchaser may also, in its sole discretion, provide for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Shares that are validly tendered and not withdrawn pursuant to the Offer during any such subsequent offering period promptly after any such Shares are tendered during such subsequent offering period.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension (including any subsequent offering period) will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Parent may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Parent currently intends to make announcements regarding the Offer by issuing a press release.

If Parent and Purchaser make a material change in the terms of the Offer, or if they waive a material condition to the Offer, Parent and Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In contrast, a minimum ten-business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

If, on or before the Expiration Date, Parent and Purchaser increase the Offer Price, such increased Offer Price will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in Offer Price.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), promptly after the latest of (i) the earliest date as of which Purchaser is permitted under applicable law to accept for payment Shares validly tendered and not withdrawn pursuant to the Offer, (ii) the earliest date as of which each of the conditions to the Offer has been satisfied, or waived by Parent or Purchaser, and (iii) the Expiration Date, Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn pursuant to the Offer. See the Introduction and Section 15 entitled “Certain Conditions to the Offer” for more information.

Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Parent expressly reserves the right to cause Purchaser to delay acceptance for payment of, and thereby delay payment by Purchaser for, Shares in order to comply in whole or in part with any applicable law. See Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals.”

If there is a subsequent offering period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the subsequent offering period.

In all cases (including during the subsequent offering period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

(i)	the share certificates representing such Shares or timely confirmation of the book-entry transfer of such Shares (a “Book-Entry Confirmation”) (if such procedure is available) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares;”

(ii)	the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and

(iii)	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when share certificates or Book-Entry Confirmations with respect to Shares are received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry

Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during the subsequent offering period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept payment for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights described in Section 15 entitled “Certain Conditions to the Offer,” the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 entitled “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser by reason of any extension of the Offer or any delay in making such payment.

If any Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if share certificates are submitted for more Shares that are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to the Book-Entry Transfer Facility, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tenders.    For Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the share certificates representing tendered Shares must be received by the Depositary at this address or (B) Shares must be tendered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any subsequent offering period, if one is made available), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.    The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant with the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 2 and 3 to the Letter of Transmittal for more information. If the share certificates representing the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or share certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered share certificates representing the Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the share certificates, with the signatures on the share certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 2 and 3 to the Letter of Transmittal for more information.

Guaranteed Delivery.    If a stockholder desires to tender Shares in the Offer and such stockholder’s share certificates are not immediately available or the stockholder cannot deliver the share certificates and all other required documents to the Depositary prior to the Expiration Date, or the stockholder cannot complete the procedures for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i)	such tender is made by or through an Eligible Institution;

(ii)	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received by the Depositary prior to the Expiration Date, as provided below; and

(iii)	the share certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered to the Depositary by hand or transmitted by telegram, facsimile transmission or mail, and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) share certificates representing the tendered Shares or a Book-Entry Confirmation of a book-entry transfer of the tendered Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time and will depend upon when share certificates or Book-Entry Confirmations with respect to Shares are received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a Book-Entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. The stockholder has the responsibility to cause the Letter of Transmittal and any other documents to be timely delivered.

Determination of Validity.    All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, without any effect on the rights of such other stockholders.

Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Parent, Purchaser or any of its affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment.    By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints Purchaser, its officers and designees, and each of them, as the attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution and re-substitution, to vote in such manner as each such attorney-in-fact and proxy or his or her substitute shall, in his or her sole discretion, deem proper and to otherwise act (by written consent or otherwise) with respect to all of the Shares (and any and all dividends, distributions, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the Expiration Date) (collectively, “Distributions”) tendered by such stockholder and accepted for payment by Purchaser prior to the time of such vote or other action and all Shares and other securities issued in Distributions in respect of such Shares, which the stockholder is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise. All such proxies shall be considered coupled with an interest in the Shares tendered thereby, are irrevocable, are granted in consideration of, and are effective upon, the acceptance for payment of such Shares by Purchaser in accordance with other terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies with respect to such Shares (and any and all Distributions) will, without further action, be revoked, and no subsequent power of attorney or proxy may be given or written consent executed (and if given or executed shall not be effective). In order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance of such Shares for payment, Purchaser or Purchaser’s designees must be able to exercise full voting and other rights with respect to such Shares (and any and all Distributions), including, without limitation, voting at any meeting of the Company’s stockholders then scheduled or for which a record date has been established.

Other Requirements.    The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (A) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (B) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Backup U.S. Federal Income Tax Withholding.    See the discussion under the heading “Backup U.S. Federal Income Tax Withholding” in Section 5 entitled “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.”

4.	WITHDRAWAL RIGHTS

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. However, Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after February 21, 2009; provided, however, that there will be no withdrawal rights during a subsequent offering period (if one is made available).

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures described in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Parent, in its sole discretion, whose determination will be final and binding on all parties. None of Parent, Purchaser or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If Parent and Purchaser extend the Offer, or if Purchaser is for any reason delayed in its acceptance for payment of, or is unable to purchase, Shares validly tendered under the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

5.	CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER

The following is a general discussion of certain U.S. federal income tax consequences of the Offer. This discussion is limited to stockholders who hold their Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (such stockholders, the “Stockholders”). We have not requested, and do not plan to request, any rulings from the Internal Revenue Service (the “IRS”), relating to the U.S. federal income tax consequences of the transactions described in this Offer to Purchase, and the statements in this summary are not binding on the IRS or any court. This discussion does not consider the specific facts or circumstances that may be relevant to a particular Stockholder or any U.S. state and local or non-U.S. tax consequences of the Offer. For the purposes of this discussion, the term “U.S. holder” means a beneficial owner of the Shares that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state or the District of Columbia;

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

A holder of the Shares (other than a partnership or other entity or other arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder is referred to herein as a “non-U.S. holder.”

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are urged to consult their own tax advisors regarding the specific tax consequences to them of the Offer. This discussion is based upon current provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

Moreover, this discussion does not address special situations, such as the following:

•

tax consequences to Stockholders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions or “financial services entities,” insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, certain expatriates or former long-term residents of the U.S. or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax consequences to persons holding Shares as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction; and

•	tax consequences to partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) or to persons who hold Shares through a partnership or similar pass-through entity.

Stockholders of the Company should consult their own tax advisors regarding the specific tax consequences to them of the Offer, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

Consequences of the Offer to U.S. Holders - In General.    The receipt of cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and, as a result, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash received in connection with the Offer and the aggregate adjusted tax basis in the Shares tendered by such Stockholder and purchased pursuant to the Offer. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer. Gain or loss recognized by such Stockholder will be a capital gain or loss, which will be long-term capital gain or loss if such Stockholder’s holding period for the Shares exceeds one year. The use of capital losses for U.S. federal income tax purposes is limited.

Consequences of the Offer to Non-U.S. Holders - In General.    A non-U.S. holder’s gain or loss from the Offer will be determined in the same manner as that of a U.S holder. A non-U.S. holder of the Shares should not be subject to U.S. federal income taxation on any gain that is recognized from the Offer, unless (1) the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, (2) the holder is an individual who has been present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are satisfied, or (3) the non-U.S. holder’s Shares constitute a “U.S. real property interest” (“USRPI”) within the meaning of the Foreign Investment Real Property Tax Act of 1980 (“FIRPTA”).

A non-U.S. holder whose gain is effectively connected with the conduct of trade or business in the U.S. will be subject to U.S. federal income tax on such gain on a net basis in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or a reduced rate prescribed by an applicable income tax treaty) on such effectively connected gain.

Subject to the satisfaction of certain conditions, a non-U.S. holder present in the U.S. for 183 days or more during the taxable year in which such non-U.S. holder disposes of Shares will be subject to 30% tax on the capital gain recognized upon the disposition of such Shares. In addition, the non-U.S. holder may be subject to applicable alternative minimum tax.

If a non-U.S. holder’s Shares constitute a USRPI under FIRPTA, any gain recognized by such non-U.S. holder in the Offer will be treated as a gain that is effectively connected with the conduct of a U.S. trade or business by such non-U.S. holder and will be subject to U.S. federal income tax on a net basis in the same manner as a U.S. holder. A non-U.S. holder’s Shares generally will constitute a USRPI if: (1) the Company is considered a “U.S. real property holding corporation” (“USRPHC”); (2) the Company is not a domestically controlled qualified investment entity on the effective date of the Offer and (3) the selling non-U.S. holder owned (after application of certain constructive ownership rules) more than 5% of the Shares (based on the fair market value of the Shares) at any during the five years preceding the effective time of the Offer. The Shares will not be considered a USRPI subject to FIRPTA if the Company is a “domestically controlled qualified investment entity” on the effective date of the Offer or the Merger (as applicable). The Company will be a considered a domestically controlled qualified investment entity provided the Company is a USRPHC qualifying as a real estate investment trust (“REIT”) and if at all times during the last 5 years less than 50% in value of the Shares have been held by non-U.S. holders. We believe, based on available public information, that the Company is a domestically controlled qualified investment entity. Since the Shares are publicly traded, however, no assurances can be given in this respect. Even if the Company is not a domestically-controlled qualified investment entity, the Shares would not be considered USRPIs the disposition of which is subject to tax under FIRPTA provided that the non-U.S. holder did not own more than 5% of the Shares at any time during the five years preceding the effective time of the Offer, and the Shares were regularly traded on an established securities market throughout that period (or the period of ownership, if shorter).

Income Tax Treaties.    If a non-U.S. holder is eligible for benefits under an income tax treaty with the U.S., the non-U.S. holder may be able to reduce or eliminate certain of the U.S. federal income tax consequences discussed above. Non-U.S. holders should consult their tax advisers regarding possible relief under an applicable income tax treaty.

U.S. Federal Backup Withholding Tax and Information Reporting.    Under U.S. federal income tax laws, payments made in connection with the Offer may be subject to “backup withholding” at a rate of 28% unless a Stockholder holding Shares:

•	timely provides a correct taxpayer identification number (which, for an individual Stockholder, is the Stockholder’s social security number) and any other required information, or

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules.

A Stockholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service.

To prevent backup withholding on payments made in connection with the Offer, each Stockholder must timely provide the Depositary with his or her correct taxpayer identification number and certify under penalties of perjury that he or she is not subject to backup U.S. federal income tax withholding by completing the Substitute IRS Form W-9 included in the Letter of Transmittal. Stockholders of the Company should consult their own tax advisors as to their qualification for exemption from withholding and the procedure for obtaining the exemption. See Instructions 6 and 7 and the section entitled “Important Tax Information” of the Letter of Transmittal for more information.

Backup withholding is not an additional tax. Any amounts withheld from a Stockholder under the backup withholding rules described above will be allowed a refund or a credit against such Stockholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS on a timely basis.

6.	PRICE RANGE OF THE SHARES OF COMMON STOCK

The shares of Common Stock are listed and traded principally on the New York Stock Exchange (the “NYSE”) under the symbol “ANL.” The following table sets forth, for the periods indicated, the reported high and low closing prices for the shares of Common Stock on the NYSE:

	High	Low
Year Ended December 31, 2006:
First Quarter	$28.54	$23.76
Second Quarter	27.58	23.01
Third Quarter	24.90	21.65
Fourth Quarter	26.75	23.24
Year Ended December 31, 2007:
First Quarter	28.75	24.02
Second Quarter	26.14	23.42
Third Quarter	25.46	19.00
Fourth Quarter	22.90	19.83
Year Ending December 31, 2008:
First Quarter	22.15	18.82
Second Quarter	22.39	18.50
Third Quarter	22.62	17.86
Fourth Quarter (through December 22, 2008)	18.15	2.24

On December 9, 2008, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per share of Common Stock on the NYSE was $3.90 per Share. According to the Company, as of December 22, 2008, the number of holders of record of the shares of Common Stock was approximately 1,200.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	EFFECT OF THE OFFER ON THE MARKET FOR THE COMPANY’S SHARES; NYSE DELISTING; EXCHANGE ACT REGISTRATION

Effects of the Offer on the Market for the Company’s Shares.    The purchase of Shares pursuant to the Offer will reduce the number of shares of Common Stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Common Stock held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NYSE Delisting.    Depending upon the number of Shares purchased pursuant to the Offer, the shares of Common Stock may no longer meet the standards for continued inclusion in the NYSE. If, as a result of the purchase of Shares pursuant to the Offer, the shares of Common Stock no longer meet the criteria for continued inclusion in the NYSE, the market for the shares of Common Stock could be adversely affected. In accordance with the NYSE’s published guidelines, the shares of Common Stock would not meet the criteria for continued inclusion in the NYSE if, among other requirements, the number of outstanding shares of Common Stock (less any shares of Common Stock held by officers, directors or 10% beneficial owners) were less than 600,000 or the aggregate market value of the publicly held shares of Common Stock were less than $100 million. If, as a result of the purchase of the Shares pursuant to the Offer, the shares of Common Stock no longer meet these standards, the quotations on the NYSE will be discontinued. In the event the shares of Common Stock were no longer quoted on the NYSE, quotations might still be available from other sources. The extent of the public market for the shares of Common Stock and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held shares of Common Stock at such time, the interest in maintaining a market in the shares of Common Stock on the part of securities firms, the possible termination of registration of the shares of Common Stock under the Exchange Act and other factors. If, as result of the purchase of Shares in the Offer or otherwise, the shares of Common Stock no longer meet the requirements of the NYSE for continued listing and the shares of Common Stock are either no longer eligible for the NYSE or are delisted from the NYSE altogether, the market for the shares of Common Stock could be adversely affected. In addition, following the completion of the Merger, shares of the Company’s Series A Preferred Stock are expected to be delisted from the NYSE and will no longer trade publicly.

After completion of the Offer, the Company will be eligible to elect “controlled company” status pursuant to Section 303A of the NYSE Listed Company Manual, which means that the Company would be exempt from the requirement that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Nominating and Corporate Governance and Compensation Committees of the Company Board. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect Purchaser to elect “controlled company” status following completion of the Offer.

Margin Regulations.    The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. As such, the Shares are subject to the rules, laws and regulations of 15 U.S.C. 78g. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.    The Shares and the Company’s Series A Preferred Stock are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares and the Series A Preferred Stock are not listed on a national securities exchange or quoted on the Nasdaq Stock Market and there are fewer than 300 record holders of the Shares and the Series A Preferred Stock. The termination of registration of the Shares and the Series A Preferred Stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares, the Company’s Series A Preferred Stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to the Company. See Section 16 entitled “Certain Legal Matters; Required Regulatory Approvals” for more information. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NYSE. The Offer to Purchase does not include shares of the Company’s Series A Preferred Stock, which will remain outstanding after completion of the Offer and the Merger having the same powers, rights and preferences and shall otherwise be unaffected by the Merger. Following the completion of the Merger, shares of the Company’s Series A Preferred Stock are expected to be delisted from the NYSE and will no longer trade publicly.

8.	CERTAIN INFORMATION CONCERNING THE COMPANY

Except as specifically described herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be reviewed in conjunction with the more comprehensive financial and other information contained in such reports and other publicly available information. None of Parent, Purchaser or any of their affiliates has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Parent, Purchaser or any of their affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents or records, or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent, Purchaser or their affiliates.

General.    The Company is a Delaware corporation, with its principal executive offices located at 29399 U.S. Hwy 19 North, Suite 320, Clearwater, Florida 33761. The telephone number for the Company is (727) 726-8868. The Company was incorporated under Delaware law in 1999. The Company is a self-administered and self-managed REIT engaged in the ownership, development, expansion, management, financing and refinancing, acquisition and disposition of residential land lease communities.

Available Information.    The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The Company maintains an Internet website at www.americanlandlease.com that investors and interested parties can access, free of charge, to obtain copies of all reports, proxy and information statements and other information that the Company submits to the SEC. The Company updates its Internet website as soon as practicable after the

Company electronically files such materials with, or furnishes such materials to, the SEC. This information includes, without limitation, copies of the Company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

Certain Financial Forecasts.    As described in the Schedule 14D-9, Parent was provided certain internal projections and forecasts in connection with the evaluation of the Offer and the Merger, as summarized in the Schedule 14D-9 under “Item 8. Additional Information—Financial Forecasts.” Neither Parent nor Purchaser was involved in preparing or is responsible for the information contained in such internal projections or forecasts or the summary thereof contained in the Schedule 14D-9. Although such internal projections and forecasts were provided to Parent by the Company, Parent did not give undue consideration to such internal projections or forecasts because Parent did not and does not currently intend to pursue the assumed asset sales reflected in such internal projections or forecasts.

9.	CERTAIN INFORMATION CONCERNING PARENT, PURCHASER AND THEIR AFFILIATES

Parent is a Maryland real estate investment trust incorporated on August 7, 2007, with principal executive offices located at 560 Oakwood Avenue, Suite 100, Lake Forest, Illinois 60045. The telephone number of the principal executive offices of Parent is (847) 582-9400. Parent is focused primarily on the ownership and operation of manufactured housing communities, retail and mixed-use properties, and parking assets. Parent combines focused investment strategies with a disciplined approach to transaction execution and asset management, with the goal to generate attractive risk-adjusted returns over a long-term holding period.

Purchaser is a Delaware corporation incorporated on December 4, 2008, with principal executive offices located at 560 Oakwood Avenue, Suite 100 Lake Forest, Illinois 60045. The telephone number of the principal executive offices of Purchaser is (847) 582-9400. Purchaser is a subsidiary of Parent.

To date, Purchaser has not engaged in any activities other than activities incidental to its formation and the commencement of the Offer.

An affiliate of Purchaser beneficially owns 367,800 Shares, representing approximately 4.6% of the outstanding shares of Common Stock as of December 18, 2008. In addition, pursuant to the Tender and Support Agreement, the Securityholders have agreed, among other things, to tender their Shares pursuant to the Offer, to vote in favor of the Merger and to vote against any alternative acquisition proposal, all on the terms and subject to the conditions set forth in the Tender and Support Agreement. The Securityholders beneficially own approximately 12% of the outstanding Shares. The Securityholders have also agreed to sell all of their OP Units pursuant to the OP Offer (as defined in the Merger Agreement) in exchange for the Offer Price. See Section 13 entitled “Transaction Documents” for more information.

The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of Purchaser and its affiliates are set forth in Schedule I hereto. None of Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) none of Purchaser, or, to the knowledge of Purchaser, any of the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of Purchaser or its affiliates, or, to the knowledge of Purchaser or its affiliates, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) neither Purchaser nor, to the knowledge of Purchaser, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser or any of its affiliates or, to the knowledge of Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.

Except as described in Section 11 entitled “Background of the Offer; Contacts with the Company,” during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or any of its affiliates or, to the knowledge of Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10.	SOURCE AND AMOUNT OF FUNDS

Parent expects that approximately $143.0 million will be required to consummate the Offer and the Merger. Parent has capital commitments from its equity investors in a sufficient amount. The Offer is not conditioned upon Parent or Purchaser obtaining any financing. Purchaser expects to fund the purchase price and related fees and expenses with funds provided by Parent to Purchaser.

Parent and Purchaser do not anticipate the need to seek alternate or additional sources of funding. Consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are not conditioned upon Parent or Purchaser obtaining any financing.

11.	BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY

Green Courte Partners is a private equity firm focused primarily on the ownership and operation of manufactured housing communities, retail and mixed-use properties, and parking assets. Green Courte Partners regularly reviews and considers potential acquisition opportunities in light of their respective historical operating performance, prospects for future growth, business needs and requirements, all in the context of the challenges and opportunities presented by the broader economy and the real estate industry.

In June 2006, Green Courte Partners concluded that the Company represented an appropriate investment opportunity, and an affiliate of Green Courte Partners began acquiring Shares in open market transactions. As of October 8, 2007, Green Courte Partners, through its affiliate, had acquired 367,800 Shares, representing approximately 4.7% of the outstanding Shares.

On November 8, 2007, Green Courte Partners requested that the Company waive the ownership limit in its certificate of incorporation and allow its affiliates to acquire up to 9.9% of the outstanding shares of Common Stock. The Company denied this request but continued to engage in informal discussions with Green Courte Partners regarding its interest in the Company. On January 14, 2008, Green Courte Partners provided an indication of interest to acquire the Company’s Florida properties for $378.0 million (including the assumption of indebtedness), based solely on publicly available information and certain assumptions. The Company declined the Green Courte Partners proposal based on its determination that it was unwilling to sell the properties at the price indicated at that time, given that the Company had not yet undertaken a broad marketing process to evaluate the sufficiency of this price. In the weeks that followed, Green Courte Partners and the Company continued to engage in discussions.

On April 23, 2008, the Company received a proposal from Green Courte Partners in which Green Courte Partners indicated that, based solely on publicly available information and certain assumptions, it would be prepared to offer between $26.00 and $28.00 per share in cash to acquire all of the outstanding shares of Common Stock and OP Units. Green Courte Partners’ proposal was subject to a number of conditions, including access to non-public information, the completion of due diligence and the receipt by Green Courte Partners of additional financing for the Company’s assets. In response to this proposal, on April 28, 2008, Shannon Smith, the Chief Financial Officer of the Company, and representatives of Wachovia Securities, met with Randall K. Rowe, James R. Goldman and Kian Wagner of Green Courte Partners in Lake Forest, Illinois to discuss the basis on which Green Courte Partners had valued the Company, and to discuss Green Courte Partners’ ability to consummate the transaction.

On April 29, 2008, Green Courte Partners revised their proposal, indicating their interest in a transaction in the range of $30.00 to $32.00 per share, subject to confirmatory due diligence, certain assumptions and the resolution of certain issues relating to the availability and cost of financing.

On June 2, 2008, Green Courte Partners made an alternative proposal to the Company. While maintaining its interest in acquiring all of the outstanding shares of Common Stock and OP Units for between $30.00 and $32.00 per share, Green Courte Partners now proposed a transaction in which it would contribute to the Company Partnership seven of its own manufactured home communities, which Green Courte Partners valued at $161.0 million, in exchange for 3,052,000 OP Units. In addition, Green Courte Partners would purchase $25.0 million of a new series of 8.0% convertible preferred stock issued by the Company. Representatives of the Company and Green Courte Partners had a number of discussions about this proposal but never reached any agreement.

On July 8, 2008, the Company issued a press release announcing that the Company Board was considering a broad range of strategic alternatives to enhance stockholder value. The release indicated that the Company Board had authorized management to undertake a formal process to determine investor interest in the purchase of some or all of the Company’s real estate assets, and that the Company had retained Wachovia Securities to assist in this process. The release noted that short-term factors, including continued volatility and uncertainty in the broader capital markets, may make certain strategic alternatives unattractive or unfeasible, and that the Company Board may decline to engage in any transaction and may decide to continue the Company’s current business plan and operations.

On July 16, 2008, after numerous discussions and negotiations between Green Courte Partners and Wachovia Capital Markets over the preceding days, Green Courte Partners executed a confidentiality agreement containing customary provisions, including a standstill. Green Courte Partners was then granted access to an electronic on-line data room and commenced a limited due diligence review of the Company.

On August 1, 2008, Green Courte Partners proposed to acquire all of the outstanding shares of Common Stock for consideration including (i) $20.50 in cash, and (ii) the right to receive proceeds from the sale of certain assets of the Company that would be placed into a liquidating trust and sold over time. Representatives of Green Courte Partners indicated their belief that such sales could result in net proceeds to the Company of $7.25 per share over time. The Green Courte Partners proposal included financing contingencies and confirmatory due diligence requirements.

On October 1, 2008, Green Courte Partners made a new proposal to the Company. Green Courte Partners proposed two new alternative transactions, in each case subject to due diligence and the negotiation of definitive documentation. The first alternative involved Green Courte Partners making a tender offer for any and all outstanding shares of Common Stock at $25.00 per share. The second alternative was for Green Courte Partners to purchase ten of the Company’s properties for $169.7 million (or $181.3 million if the Company provided seller financing), including the assumption of mortgage debt.

On October 8, 2008, Terry Considine, Chairman of the Company, spoke with Mr. Goldman about the most recent Green Courte Partners proposal. Mr. Considine indicated that, if the Company were to be sold, his target price was a minimum of $28.00 per share.

On October 12, 2008, Mr. Goldman sent a letter to Mr. Considine in which he explained why he did not agree with Mr. Considine’s valuation. Mr. Goldman noted that recent events in the real estate and financial markets had adversely affected the Company’s prospects for future cash flow growth and that the economic recession was likely to be much deeper and longer than they had initially anticipated. Mr. Goldman indicated that he expected the economy to have an adverse impact on the Company’s prospects with slower over-all rent growth, slower lease-up within the Company’s existing communities, and slower, less profitable, sales of new homes within the Company’s two development projects. Mr. Goldman concluded that the Company’s expected future cash flows would be significantly lower than Green Courte Partners had estimated six months ago and those cash flows, discounted at the current higher cost of equity, indicated a share price significantly lower than Mr. Considine’s targeted price of $28.00 per share. Nevertheless, Mr. Goldman indicated that Green Courte Partners was still interested in pursuing a transaction with the Company, and offered three alternative transactions for the Company to consider. Under the first alternative, Green Courte Partners would purchase 1,000,000 shares of Common Stock from the Company at $22.00 per share. Under the second alternative, Green Courte Partners would purchase 1,000,000 shares of Common Stock at $22.00 per share, and would also make a tender offer for shares of Common Stock at $22.00 per share in which it would seek to acquire shares that, together with its existing holdings, would bring its ownership interest to 50%. Under the third alternative, Green Courte Partners would make a tender offer for 100% of the issued and outstanding shares of Common Stock and all outstanding OP Units at $20.00 per share.

From October 12 through 17, 2008, Green Courte Partners engaged in numerous discussions with the Company and representatives of Wachovia Securities regarding each of the proposals. During this time, the Company’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), engaged in numerous discussions with Green Courte Partners’ outside legal counsel, DLA Piper LLP (US) (“DLA Piper”), regarding the terms of Green Courte Partners’ proposals.

On October 16, 2008, Mr. Goldman met with Mr. Considine in Denver. Representatives of Wachovia Securities also participated in the meeting. During the course of the meeting, Mr. Goldman reviewed in detail the proposals contained in the letter he had sent to Mr. Considine on October 12, 2008, and outlined the additional due diligence that Green Courte Partners would need to conduct before it would be in a position to proceed with a transaction. Mr. Considine then discussed the business prospects for the Company and communicated that certainty of execution was critical to the Company’s evaluation of any potential transaction.

On October 17, 2008, Mr. Goldman contacted Mr. Considine, and proposed that Green Courte Partners purchase 1,000,000 shares of Common Stock from the Company for $20.25 per share and then conduct a tender offer for all of the issued and outstanding shares of Common Stock and OP Units at $20.25 per share. Mr. Goldman’s proposal also involved the issuance to Green Courte Partners of a warrant to purchase up to 1,000,000 shares of Common Stock at $20.25 per share, and a break-up fee of $8.0 million plus fees and expenses if the Company accepted a superior proposal. Mr. Goldman followed up the discussion by sending a draft term sheet that described his proposal.

From October 17 through 20, 2008, the Company’s management and representatives of Skadden and Wachovia Securities continued to engage in frequent discussions and negotiations with representatives of Green Courte Partners and DLA Piper regarding the Green Courte Partners proposal. During this time, representatives of Green Courte Partners visited one of the Company’s manufactured home communities, as well as its corporate offices, in order to conduct business and legal due diligence on the Company and its assets.

On October 20, 2008, representatives of Green Courte Partners delivered to the Company an initial draft of an agreement to effect the proposed transaction. On October 21, representatives of Green Courte Partners notified the Company that, due to the results of its due diligence efforts to date, a transaction at a price of $20.25 per share was not warranted and Green Courte Partners would be suspending its efforts with respect to the proposed transaction with the Company. Among areas of significant disagreement were their beliefs as to the value of the Company’s development and non-stabilized properties. After undertaking significant due diligence and in light of the weakened United States economy and the deteriorating housing and mortgage markets, Green Courte Partners believed such properties were worth significantly less than the Company did. In addition, the deterioration in credit markets limited the availability of financing and increased the cost of any financing that was available.

From October 21 through 22, 2008, the Company and Wachovia Securities continued to engage in discussions with representatives of Green Courte Partners regarding the potential sale of certain of the Company’s properties to Green Courte Partners. As a result of such discussions, Green Courte Partners contacted the Company on October 22, 2008 with a revised proposal to purchase most of the Company’s properties for approximately $342.9 million (including the assumption of $197.5 million in debt and the Company’s obligation to repurchase 367,800 Shares from an affiliate of Green Courte Partners for an aggregate of approximately $8.4 million), subject to certain adjustments and conditions. This would have resulted in cash proceeds to the Company of approximately $15.99 per share, before fees and expenses.

On October 24, 2008, Green Courte Partners delivered a revised proposal to the Company providing for the acquisition by Green Courte Partners of 15 of the Company’s properties for a purchase price of $296.5 million (including the assumption of $183.6 million of mortgage debt and the Company’s obligation to repurchase 367,800 Shares from an affiliate of Green Courte Partners for an aggregate of approximately $7.4 million). This would have resulted in cash proceeds to the Company of approximately $12.32 per share, before fees and expenses.

The Company delivered a counterproposal in the form of a draft term sheet to Green Courte Partners on October 25, 2008. The counterproposal involved the sale of 15 properties for approximately $326.0 million (including the assumption of $183.0 million of debt and the Company’s obligation to repurchase 367,800 Shares from an affiliate of Green Courte Partners for an aggregate of approximately $7.4 million), plus an earn-out payment. This would have resulted in cash proceeds to the Company at the closing of approximately $15.84 per share, before fees and expenses. The next day, members of the Company’s management engaged in several discussions and negotiations with representatives of Green Courte Partners regarding the counterproposal.

From October 29 through November 1, 2008, negotiations between Green Courte Partners, the Company, and their respective legal counsel continued regarding the definitive terms of the proposed property sale, including the overall structure of the transaction, the conditions to closing of each asset sale and the amount of consideration payable.

On November 1, 2008, Green Courte Partners suspended its efforts with respect to the real estate transaction because the parties could not agree on a number of issues, including the price, timing and the process pursuant to which the transaction could be consummated. Among areas of significant disagreement were the allocation of risk of failing to obtain lender approvals within a relatively short time period and due diligence as to capital requirements at the Company’s properties and other real estate matters.

On November 14, 2008, Green Courte Partners again requested that the Company waive the ownership limit in its certificate of incorporation and allow it to acquire up to 9.9% of the outstanding shares of Common Stock. On November 16, 2008, the Company denied this request. However, Wachovia Securities contacted Green Courte Partners regarding the proposed acquisition of the Company by Green Courte Partners. As a result of such discussions, on November 26, 2008, Green Courte Partners indicated interest in pursuing an acquisition of the Company at a purchase price of $14.00 per share and recommencing its due diligence efforts with respect to the Company. In the days that followed, representatives of the Company and Wachovia Securities continued to engage in discussions with Green Courte Partners regarding a potential transaction, and representatives of the Company began providing representatives of Green Courte Partners with additional diligence information in response to diligence requests received from them.

From November 28 to 30, 2008, representatives of the Company and Green Courte Partners discussed the terms of a proposed transaction in which Green Courte Partners would commence a tender offer for all of the outstanding shares of Common Stock, which would be followed by a second-step merger transaction. The parties also discussed increasing the purchase price from $14.00 to $15.00 per share, subject to certain downward adjustments to the purchase price if the Company failed to fulfill certain conditions, and a cash deposit to be made by Green Courte Partners which would be retained by the Company if Green Courte Partners failed to complete the transaction.

On December 1, 2008, representatives of Green Courte Partners contacted the Company regarding the remaining points of negotiation between the parties. Later that day, representatives of Green Courte Partners delivered a revised written proposal providing for the acquisition of the Company at a purchase price of $15.00 per share, subject to further due diligence. Pursuant to the terms of the proposal, this price was to be subject to downward adjustment by up to $0.68 per share if certain conditions were not satisfied relating to pending negotiations by the Company with a lender and a purchaser of a property.

Throughout the following week, the Company, Green Courte Partners, and their respective representatives engaged in numerous discussions regarding the terms of the proposed transaction with Green Courte Partners, including the top-up option, the definition of “Takeover Proposal” and the provisions regarding the treatment of OP Units in the transaction.

As a result of such discussions, the Company, Green Courte Partners, and their respective legal counsel exchanged several drafts of a merger agreement and tender and support agreement, and continued to discuss the final terms of such documents, including the purchase price, the definition of “Company Material Adverse Effect” and the circumstances under which Green Courte Partners would be entitled to a termination fee.

On December 6, 2008, the Company, Green Courte Partners and Wachovia Securities continued to discuss the definitive terms of the draft agreements, including the issue of pricing. During the course of such discussions, the Company proposed a transaction price of $15.00 per share, or in the alternative, a structure that would provide for a price of between $14.75 per share, subject to increase if certain conditions were satisfied. In response, Green Courte Partners contacted the Company with a proposed price of $14.08 per share, which was not subject to any adjustments.

On December 8, 2008, representatives of Wachovia Securities continued to discuss the proposed transaction with Messrs. Rowe and Goldman of Green Courte Partners. Following such discussions, which included negotiations regarding the best and final purchase price that Green Courte Partners would offer, Green Courte Partners put forward a revised proposal for the acquisition of the Company at $14.20 per share, without any adjustments. Mr. Smith then contacted Mr. Goldman and indicated that the Company would be interested in submitting this latest proposal to the Company Board if Green Courte Partners would make a $10.0 million deposit upon entering into a definitive agreement.

The Merger Agreement was executed by Parent, Purchaser, the Company and the Company Partnership on December 9, 2008, and the Tender and Support Agreement was executed by Parent, Purchaser and the Securityholders described therein on December 9, 2008. On December 10, 2008, prior to the commencement of trading on the New York Stock Exchange, the Company issued a press release announcing the signing of the merger agreement.

At no time prior to the execution of the Merger Agreement and the Company Board’s approval of the transactions contemplated thereby did any discussions take place between Green Courte Partners and any members of the Company’s management regarding the terms of any employment arrangements after the Merger.

12.	PURPOSE OF THE OFFER; PLANS FOR THE COMPANY

Purpose.    The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire common equity interest in, the Company. The purpose of the Merger is for Purchaser to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Purchaser and Parent intend to consummate the Merger as promptly thereafter as practicable. The Offer is being made pursuant to the Merger Agreement. The Merger is not contingent on the completion of the Offer.

Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering holders of Shares also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

Approval.    Under the DGCL, the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Shares may be required to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved and adopted the Merger Agreement, the Merger and the other transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the Shares.

Short-Form Merger.    Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation that, absent the procedure for a short-form merger under Section 253 of the DGCL, would be entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself or itself into such subsidiary, without any action or vote on the part of the board of directors or stockholders of such subsidiary corporation. If Purchaser becomes the owner, pursuant to the Offer, the exercise of the Top-Up Option (as defined in Section 13 entitled “Transaction Documents”) or otherwise, of at least 90% of the outstanding Shares, Parent and Purchaser will be able to effect the Merger without a vote of the Company’s stockholders. If, in its sole discretion, Purchaser exercises the Top-Up Option, then the parties shall cause a short-form merger to be consummated immediately after the issuance of the Top-Up Shares. Purchaser does not expect to exercise the Top-Up Option or to effect the Merger through the use of a short-form merger under Delaware law.

Stockholder Meeting.    In the Merger Agreement, the Company has agreed to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through its board of directors, has further agreed that the Company Board will recommend that stockholders of the Company vote to approve the Merger. At any such meeting, all of the Shares then owned by Purchaser, Parent or any of their affiliates, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger. In addition, subject to the terms and conditions of the Merger Agreement, unless Purchaser elects to consummate a short-form merger, regardless of whether the Offer is successful, the Company is obligated to hold a meeting of stockholders to vote on the adoption of the Merger Agreement and approval of the Merger.

Board Representation.    Assuming Purchaser becomes the owner of a majority of the Shares as a result of the Offer, Parent is entitled to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the boards of directors of the Company and its subsidiaries. Parent currently intends to designate Randall K. Rowe, James R. Goldman and David B. Lentz to serve as directors of the Company following the consummation of the Offer. Parent has also informed the Company that it if additional designees are required, then it will choose those designees for the Company Board from the list of persons set forth on Schedule I hereto. Parent expects that such representation would permit Parent to exert substantial influence over the Company’s conduct of its business and operations. See Section 13 entitled “Transaction Documents.”

Rule 13e-3.    The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction. Purchaser and Parent believe, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Acceptance Time at the same per share price as paid in the Offer.

Plans for the Company.    Except as otherwise described in this Section 12, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are conducted currently. Parent will continue to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, Parent will take such actions as it deems appropriate in light of the circumstances that then exist.

Extraordinary Corporate Transactions.    Except as disclosed in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure, business or composition of its management or board of directors.

Series A Preferred Stock.    The Offer to Purchase does not include shares of the Company’s Series A Preferred Stock, which will remain outstanding after completion of the Offer and the Merger having the same powers, rights and preferences and shall otherwise be unaffected by the Merger. Upon completion of the Merger, the Company may be eligible to cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies. We expect that the Company will terminate its Exchange Act registration which will terminate its reporting obligations and reduce the amount of information about the Company that will be available to holders of the Company’s Series A Preferred Stock. As a result, following the completion of the Merger, shares of the Company’s Series A Preferred Stock are expected to be delisted from the NYSE and will no longer trade publicly.

13.	TRANSACTION DOCUMENTS

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Parent and Purchaser have filed with the SEC (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained in the manner set forth under “Available Information” in Section 8 entitled “Certain Information Concerning the Company.”

The description of the Merger Agreement has been included to provide you with information regarding its terms. The Merger Agreement contains representations and warranties made by and to the Company, Parent and Purchaser as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract among the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract.

The Offer.    The Merger Agreement provides that Purchaser will commence the Offer not later than December 23, 2008. The Offer will be conducted on the terms and subject to the conditions described in Section 1 entitled “Terms of the Offer” and Section 15 entitled “Certain Conditions to the Offer.”

The Company has agreed to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 that will comply in all material respects with the provisions of all applicable federal securities laws. The Company has also agreed to take all necessary steps to disseminate the Schedule 14D-9 and the proxy statement to the stockholders of the Company.

Within 15 business days after the date of the Merger Agreement, the Company shall prepare and file with the SEC in preliminary form a proxy statement for a special meeting of stockholders for the purpose of considering and taking action upon the Merger Agreement. The Company will take all steps necessary to cause the proxy statement to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the DGCL, the Exchange Act or the SEC. The Company and Purchaser shall mutually agree on the date for mailing the proxy statement to stockholders, the date of the special meeting and the record date for the special meeting.

Directors.    The Merger Agreement provides that, upon the Acceptance Time, Purchaser will be entitled to designate a number of directors of the Company (rounded up to the next whole number) that is equal to the product of the total number of directors of the Company (including the directors designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares then outstanding (disregarding any unvested and unexercisable options to purchase stock of the Company and all other unvested rights to acquire shares of the Common Stock).

Top-Up Option.    Subject to certain terms and conditions set forth in the Merger Agreement, the Company and the Company Partnership have granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any of their respective affiliates at the time of exercise of the Top-Up Option, constitutes one Share more than the number of Shares necessary for the Company to be merged with and into Purchaser pursuant to Section 253 of the DGCL at a price per Share equal to the Offer Price. Purchaser does not expect to exercise the Top-Up Option or to effect the Merger through the use of a short-form merger under Delaware law.

The Top-Up Option may be exercised by Purchaser, in its sole discretion, once at any time after the Acceptance Time and prior to the earlier to occur of (i) the effective time of the Merger (the “Effective Time”) and (ii) the termination of the Merger Agreement pursuant to its terms, subject to certain conditions set forth in the Merger Agreement. If Purchaser exercises the Top-Up Option, then the parties shall cause a short-form merger to be consummated immediately after the issuance of the Top-Up Shares. The purchase price for the Top-Up Option Shares will be payable by Purchaser by delivery of, at its option, (a) immediately available funds by wire transfer, (b) immediately available funds by wire transfer to an account designated by the Company in an amount equal to not less than the aggregate par value of the Top-Up Option Shares and a promissory note due six months after the closing of the purchase of the Top-Up Option Shares by Purchaser, or (c) any combination thereof.

Effective Time; Structure; Effects.    On the terms and subject to the conditions set forth in Merger Agreement, and in accordance with the DGCL, at the Effective Time, Company will merge with and into Purchaser, whereupon the separate corporate existence of Company will cease, and Purchaser will continue its corporate existence under Delaware law as the surviving entity in the Merger and a subsidiary of Parent. Purchaser reserves the right to reverse the direction of the Merger such that Purchaser shall be merged with and into the Company with the Company to continue as the surviving entity.

The closing of the Merger will take place at the offices of DLA Piper LLP (US), 203 North LaSalle Street, Suite 1900, Chicago, Illinois 60601 on the second business day after the satisfaction or waiver of the conditions to the closing set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing), or at such other place, date and time as the Company and Parent may agree in writing (the “Closing Date”).

Subject to the provisions of the Merger Agreement, the parties shall file a certificate of merger to be filed with the Secretary of State of the State of Delaware as soon as practicable on the Closing Date. The Merger will become effective at such time as the certificate of merger has been filed with the Secretary of State of the State of Delaware, or at such later time as may be agreed by the Company and Parent in writing and specified in the certificate of merger in accordance with the DGCL.

Conversion of Securities.    At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than any Shares owned by the Company, Parent, Purchaser, any other wholly-owned subsidiary of Parent or any wholly-owned subsidiary of the Company, or shares of Common Stock as to which the holder thereof has exercised appraisal rights pursuant to Section 262 of the DGCL in each case immediately prior to the Effective Time) will be canceled and will be converted into the right to receive, in cash, an amount per share equal to the Offer Price, without interest thereon (the “Merger Consideration”), subject to any applicable withholding taxes.

Stock Options.    The Company will promptly notify each holder of options to acquire Common Stock issued pursuant to the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”) (the “Company Stock Options”), in writing, of the Merger, the Offer and other transactions contemplated by the Merger Agreement in accordance with the Company Stock Plan (the “Option Holder Notice”). The Option Holder Notice will (i) apprise the holders of outstanding Company Stock Options of their ability to exercise the Options in accordance with the Company Stock Plan prior to the Effective Time, (ii) disclose that, if not exercised, such Company Stock Options will terminate at the Effective Time and (iii) disclose that if any Company Stock Options are not exercised prior to the Effective Time or terminated, the holders of such Company Stock Options will be entitled to receive the Option Merger Consideration (as defined below) in respect of such Company Stock Options. As of the Effective Time, each outstanding Company Stock Option will be terminated by virtue of the Merger and each holder of a Company Stock Option will cease to have any rights with respect thereto, other than the right to receive, in respect of each such terminated Company Stock Option, a single lump sum payment, without interest thereon and subject to any applicable withholding taxes, in cash an amount equal to the excess, if any, of (i) the Merger Consideration over (ii) the per share exercise price for such Company Stock Option (the “Option Merger Consideration”). Payment of the Option Merger Consideration to each of the holders of Company Stock Options entitled thereto will be made as soon as practicable after the Effective Time, subject to the terms and conditions of the Merger Agreement. If the per share exercise price of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled with a cash payment of $0.001 per share being made in respect of each share of the Common Stock subject to such Company Stock Option. Prior to the Effective Time, the Company shall take all actions required by the Company Stock Plan under which such Company Stock Options were granted to cause the Company Stock Plan and all Company Stock Options granted thereunder to terminate at the Effective Time, including adopting any plan amendments and resolutions and obtaining any required consents, without paying any consideration or incurring any debts or obligations on behalf of the Company or the Surviving Entity.

OP Units.    At or prior to commencement of the Offer, Purchaser will also either (i) direct the Company Partnership to offer to redeem all of its OP Units for cash equal to the Offer Price or (ii) make a tender offer to acquire the outstanding OP Units upon the same terms and conditions as the Offer. Purchaser has determined to effect the OP Offer by directing the Company Partnership to offer to redeem all of its outstanding OP Units for cash equal to the Offer Price. If Purchaser directs the Company Partnership (with a written notice to such effect) to give each holder of OP Units an opportunity to redeem their OP Units for cash in an amount per OP Unit equal to the Offer Price, such redemption shall be conditioned on (x) Purchaser’s acceptance for payment and payment for Shares tendered and not withdrawn pursuant to the Offer or (y) the effectiveness of the Merger, and such other terms as Purchaser and each redeeming holder of OP Units may agree. At or prior to the earlier to occur of the Acceptance Time or the Effective Time, Purchaser shall loan to the Company Partnership sufficient funds (as requested by the Company) for the Company Partnership to satisfy such redemption obligations. Such loan shall be pursuant to a promissory note that provides for interest at a rate of 10% per annum, matures in two years, does not require any payments of interest or principal until maturity and may not be prepaid in whole or in part at any time. The redemption option in clause (i) and the tender offer described in clause (ii) above are herein referred to as the “OP Offer.” Subject to the terms and conditions of the Merger Agreement, effective immediately prior to the Effective Time, Parent shall purchase one OP Unit of the Company Partnership for a cash purchase price equal to the Offer Price and Parent shall become a limited partner of the Company Partnership.

Representations and Warranties.    The Merger Agreement has been filed as an exhibit to this Offer to Purchase to provide investors and security holders with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about the Company, the Company Partnership, Parent or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and are subject to limitations agreed upon by the contracting parties, including being qualified, modified or limited by the disclosure letter delivered to Purchaser and Parent by the Company and the Company Partnership in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Parent or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement should not be viewed or relied upon as statements of actual facts or the actual state of affairs of the Company, the Company Partnership, Parent or Purchaser.

The Company’s and the Company Partnership’s representations and warranties relate to, among other things, the following matters:

•	the Company and its subsidiaries’ proper organization, good standing and qualification to do business;

•	the Company’s subsidiaries and the Company’s equity interests in such subsidiaries;

•	the accuracy of the copies of the limited partnership agreement of the Company Partnership that were provided to Parent;

•

the Company’s and the Company Partnership’s capitalization, including in particular the number of Shares (including restricted Shares), shares of preferred stock of the Company, stock options, OP Units, and other equity-based interests;

•	the Company’s and the Company Partnership’s interest and investments in other entities;

•	the Company’s and the Company Partnership’s power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement as against the Company and the Company Partnership;

•	the required consents and approvals of governmental entities and other third parties in connection with the transactions contemplated by the Merger Agreement;

•

the absence of violations of or conflicts with the Company’s and its subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and the transactions contemplated by the Merger Agreement;

•

the timeliness of the Company’s SEC filings and compliance with requirements of the Exchange Act or the Securities Act and the rules and regulations promulgated thereunder, since January 1, 2005, including the accuracy and compliance with requirements of the financial statements contained therein;

•	the consolidated financial position of the Company and its subsidiaries, including certain financial statements;

•	the absence of certain changes since December 31, 2007;

•	the absence of certain undisclosed liabilities;

•	legal proceedings;

•	title to real property and the absence of certain liens;

•	matters relating to the existence and current effectiveness of title insurance for the Company’s properties;

•	required permits for the use and operation of the Company’s subsidiaries properties;

•	the accuracy and completeness of the Company’s rent roll as of November 30, 2008;

•	tax matters;

•	matters relating to employee benefit plans;

•	employment and labor matters affecting the Company or its subsidiaries;

•	environmental matters;

•	certain interested-party transactions and undisclosed interests of the Company’s officers and directors;

•	certain matters related to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•

the receipt by the Company of an opinion from Wachovia Securities, the Company’s financial adviser, as to the fairness of the Offer Price and the Merger Consideration to holders of the Shares from a financial point of view;

•	absence of undisclosed brokers’ fees;

•	compliance with applicable legal requirements;

•	contractual obligations of the Company and its subsidiaries;

•	intellectual property matters;

•	the absence of loans to insiders;

•	insurance matters; and

•	certain payments to lenders in connection with the Offer and Merger.

Many of the Company’s representations and warranties are qualified by a “Company Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Company Material Adverse Effect” means any state of facts, event, change, effect, development, condition, occurrence or circumstance that individually or in the aggregate is or is reasonably likely to be materially adverse to (i) the business, assets (including intangible assets), liabilities, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole, other than any event, change, circumstance or effect relating (a) to the economy or financial markets in general, (b) to changes in the industries in which the Company operates, (c) to any act of terrorism, war, national or international calamity or any other similar event, (d) to the announcement or pendency of the Merger Agreement, the Offer or the Merger, (e) to any actions taken pursuant to (and required by) the Merger Agreement or at the request of Parent or Purchaser or the failure to take any actions due to restrictions set forth in the Merger Agreement, (f) to any changes in the price or trading volume of the Company’s stock, in and of itself (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any effect underlying such change has resulted in a Company Material Adverse Effect) or (g) to the Company’s home sales business; provided that the effect of the changes in clauses (a), (b) and (c) shall be included to the extent of, and in the amount of, the disproportionate impact (if any) they have on the Company, its assets, liabilities and operations; or (ii) the ability of the Company to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

The Merger Agreement also contains various representations and warranties made by Purchaser and Parent that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

•	Parent and Purchaser’s organization, valid existence and good standing;

•	Parent and Purchaser’s power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	enforceability of the Merger Agreement as against Purchaser and Parent;

•	required consents and approvals of governmental entities and other third parties in connection with the consummation of the Offer and the Merger;

•	Parent’s availability of funds sufficient for the Offer and Merger;

•	absence of undisclosed brokers’ fees; and

•	tax matters.

Some of the representations and warranties of Parent and Purchaser are qualified by a “Parent Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Parent Material Adverse Effect” means any state of facts, event, change, effect, development, condition, occurrence or circumstance that individually or in the aggregate is or is reasonably likely to be materially adverse to the ability of Parent to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

The representations and warranties of each of the parties contained in the Merger Agreement will expire upon the Effective Time.

Conduct of Business Pending the Merger.    Under the Merger Agreement, the Company has agreed that, unless Parent otherwise consents in writing or subject to certain exceptions, between the date of the Merger Agreement and prior to the Acceptance Time:

•	the Company will conduct its business in the usual, regular and ordinary course consistent with past practice;

The Company has also agreed that during the same time period, the Company will cause, and will cause each of its subsidiaries to:

•	use its commercially reasonable efforts to preserve intact its business organizations and goodwill and keep available the services of its officers and employees;

•	confer on a regular basis with one or more representatives of Parent to report operational matters of materiality and any proposals to engage in material transactions;

•

promptly notify Parent of any material emergency or other material change in the condition (financial or otherwise), business, properties, assets, liabilities or the normal course of its businesses or in the operation of its properties, or of any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated);

•

promptly deliver to Parent true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of the Merger Agreement, except for those that are promptly available to the public via the EDGAR database on the SEC’s website;

•

maintain its books and records in accordance with generally accepted accounting principles consistently applied and not change in any material manner any of its methods, principles or practices of accounting in effect at the date of the Company’s most recent audited consolidated financial statements, except as may be required by the SEC, applicable law or generally accepted accounting principles;

•	duly and timely file all tax returns required to be filed;

•

not make or rescind any election related to taxes unless required by law or necessary to preserve the Company’s status as a REIT or the status of any subsidiary as a partnership for federal income tax purposes or as a qualified REIT subsidiary under Section 856(i) of the Code, as the case may be;

•

not (i) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or contractual obligation (each, a “Commitment”) for the acquisition of any real property or, except as permitted in a budget approved in writing by Parent, other transaction (other than commitments permitted pursuant to the Merger Agreement) involving in excess of $250,000, or commence construction of, or enter into any Commitment to develop or construct other real estate projects, except in the ordinary course of its business, including leasing activities, (ii) incur or enter into any Commitment to incur additional Indebtedness (secured or unsecured) except for working capital under its credit facility and floor plan facility and Commitments for Indebtedness as permitted under the Merger Agreement or (iii) modify or amend or terminate, or enter into any Commitment to modify or amend or terminate, any Indebtedness (secured or unsecured) in existence as of the date of the Merger Agreement;

•

not amend the Company’s organizational documents or grant any waiver of the ownership limitations contained therein, or the declaration of trust, articles or certificate of incorporation, bylaws, code of regulations, partnership agreement, operating agreement or joint venture agreement or comparable certificate of incorporation or organizational document of any subsidiary;

•

issue no and make no change in the number of shares of capital stock or units of limited partnership interest issued and outstanding, other than pursuant to (i) the redemption of OP Units under existing contracts, (ii) the redemption of OP Units under the Agreement of Limited Partnership dated as of April 30, 1997 of the Company Partnership, as amended by the Amendment to the Agreement of Limited Partnership dated as of April 1, 2000, the Second Amendment to the Agreement of Limited Partnership dated as of May 3, 2002 and the Third Amendment to the Agreement of Limited Partnership dated as of February 23, 2005 (as amended, the “Company Partnership Agreement”) solely for shares of Common Stock or (iii) the exercise of Company Stock Options outstanding as of the date of the Merger Agreement;

•

grant no options or other right or commitment relating to its shares of stock or units of limited partnership interest or any security convertible into its shares of stock or units of limited partnership interest, or any security the value of which is measured by shares of stock, or any security subordinated to the claim of its general creditors and not amend or waive or accelerate any rights under any of the Company Stock Option or any shares of Common Stock that are subject to vesting or risk of forfeiture under the terms of the award thereof pursuant to the Company Stock Plan (“Company Restricted Stock”) (other than any acceleration that is required by the terms of any Company Stock Option or Company Restricted Stock as of the date of the Merger Agreement);

•

except for the payment of dividends on the Series A Preferred Stock in accordance with the terms of the Series A Preferred Stock, not (i) authorize, declare, set aside or pay any dividend or make any distribution or payment with respect to any share of Common Stock, OP Units or Series A Preferred Stock or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of stock or units of partnership interest or any option, warrant or right to acquire, or security convertible into, shares of stock or units of partnership interest of the Company or the Company Partnership, as the case may be, except for (a) deemed transfers of the Company of excess shares required under the Company’s organizational documents in order to preserve the status of the Company as a REIT under the Code or the Company’s organizational documents, (b) redemptions of OP Units, whether or not outstanding on the date of the Merger Agreement, under the Company Partnership Agreement in which solely shares of Common Stock are utilized, and (c) in connection with any net exercise of outstanding Company Stock Options;

•

not sell, lease (other than leases to tenants at market rates in the ordinary course of business consistent with past practice), mortgage, subject to lien or otherwise dispose of any of the Company’s properties;

•

not sell, lease, mortgage, subject to lien or otherwise dispose of any of its personal property or intangible property, except in the ordinary course of business consistent with past practice and that is not material, individually or in the aggregate;

•

not make any loans, advances or capital contributions to, or investments in, any other person or entity, other than loans, advances and capital contributions to Company subsidiaries in existence on the date of the Merger Agreement and ordinary course expense advances to employees, and not enter into any new, or amend or supplement any existing, contract, lease or other agreement with any Company subsidiary;

•

not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) furnished to Parent or incurred in the ordinary course of business consistent with past practice;

•	not enter into or amend any commitment with any officer, trust manager, trustee, director, consultant or affiliate of the Company or any of the Company subsidiaries;

•

not guarantee the indebtedness of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

•

not (i) increase any compensation or enter into or amend any employment agreement with any of its officers, trust managers, trustees, directors or employees, (ii) enter into any employment agreement or arrangement with any other person not currently an employee of the Company or a Company subsidiary, other than to replace recently departed employees, or (iii) take any action which could result in the creation of a right of the type required to be disclosed pursuant to the Merger Agreement, or alter in any manner a payment or right disclosed pursuant to the Merger Agreement;

•

not adopt any new employee plan, terminate any existing employee plan without the prior written consent of Parent or amend any employee plan to (i) increase benefits, (ii) change the funding method with respect to such employee plan or (iii) restrict the ability to amend or terminate such employee plan;

•	not settle any stockholder or limited partner derivative or class action claims arising out of or in connection with any of the transactions contemplated by the Merger Agreement;

•	not change the ownership of any subsidiary of the Company;

•	not settle or compromise any material liability for federal, state, local or foreign tax liability;

•	not accept a promissory note in payment of the exercise price payable under any Company Stock Option;

•

not enter into or amend or otherwise modify or waive any rights under any agreement or arrangement for the benefit of persons that are affiliates, or as of the date of the Merger Agreement, officers, trust managers, trustees or directors, of the Company or any subsidiary of the Company;

•

not directly or indirectly or through a subsidiary, merge or consolidate with, acquire all or substantially all of the assets of, or acquire the beneficial ownership of a majority of the outstanding capital stock or other equity interest in any person or entity;

•

continue to qualify as a REIT prior to the Acceptance Time, and not enter into any transaction that would be considered a prohibited transaction within the meaning of Section 857(b)(6) of the Code; and

•

not authorize, recommend, propose or announce an intention to do any of the foregoing prohibited actions, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing prohibited actions.

The foregoing obligations of the Company with respect to the operation of its business prior to the Acceptance Time are only contractual agreements between the Company, the Company Partnership, Parent and Purchaser. They are not statements, indications or guarantees that the Company or Company Subsidiary actually will or will refrain from the actions or matters contemplated by such obligations. The Company’s foregoing obligations are subject to exceptions agreed upon by the Company, Company Partnership, Parent and Purchaser. Stockholders are not third-party beneficiaries under the Merger Agreement. Additionally, Parent and Purchaser may, in their reasonable discretion, waive such obligations or otherwise permit the Company to take prohibited actions or refrain from taking required actions. Accordingly, you should not rely on the foregoing obligations as characterizations or indications of the anticipated or actual future conduct of the Company or Company Partnership.

Company Recommendation.    The Merger Agreement provides that the Company Board will recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser in the Offer and approve and adopt the Merger Agreement and the Merger (if applicable) in accordance with the provisions of the DGCL (the “Company Recommendation”), and that the Company Board will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent such recommendation or take any action or make any statement inconsistent with such recommendation including approving or recommending or proposing to approve or recommend a third party Takeover Proposal (as defined below) or failing to recommend that stockholders tender their Shares pursuant to the Offer or vote in favor of the Merger (if applicable), other than subject to certain exceptions set forth in the Merger Agreement and further described below.

Commercially Reasonable Efforts.    The Company, Parent and Purchaser have agreed to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws and regulations to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement in the most expeditious manner practicable, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.

The Company, Parent and Purchaser have also agreed, to the extent permissible under applicable law or any rule, regulation or restriction of a governmental entity, use commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement, (iii) permit the other party, or the other party’s legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other governmental entity or, in connection with any proceeding by a private party, with any other person and (iv) to the extent permitted by such governmental entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of the Merger Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

The Company, Parent and Purchaser have also agreed that, to the extent permissible under applicable law or any rule, regulation or restriction of a governmental entity, each will use its commercially reasonable efforts to (i) obtain all requisite material approvals, clearances and authorizations for the transactions contemplated by the Merger Agreement, (ii) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and (iii) promptly inform the other party of any communication received by such party from, or given by such party to any governmental entities.

The Company, Parent and Purchaser have also agreed that, if any objections are asserted with respect to the transactions contemplated by the Merger Agreement under any Regulatory Law or if any suit is instituted by any governmental entity or any private party challenging any of the transactions contemplated by the Merger Agreement as violative of any Regulatory Law, each of the Company, Parent and Purchaser will use its commercially reasonable efforts to resolve any such objections or challenge as such governmental entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement provides that nothing contained therein shall require Parent or Purchaser, any of its subsidiaries or the Company or any of its subsidiaries to (i) dispose of any of its respective businesses, product lines, products or assets, including any investments in any other business, (ii) limit its freedom of action with respect to any of its businesses, (iii) consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, or (iv) commit or agree to any of the foregoing (any of the foregoing a “Burdensome Condition”). The Merger Agreement also provides that nothing contained therein authorizes the Company to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Offer, the Merger or the transactions contemplated by the Merger Agreement relating to any Regulatory Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to Regulatory Law.

No Solicitation of Transactions.    Subject to certain exceptions described below, from and after the date of the Merger Agreement and until the termination of the Merger Agreement pursuant to its terms, the Company has agreed not to, and not to authorize or permit its subsidiaries or any of its or their respective representatives to, directly or indirectly:

•

initiate, solicit, knowingly cause, facilitate or knowingly encourage or induce (including by furnishing non-public information or other assistance) any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal;

•

enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to, or that could reasonably be expected to lead to, any Takeover Proposal; or

•

initiate, enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information, access or data with respect to, or otherwise cooperate with or take any other action to knowingly facilitate any proposal that (i) constitutes, or could reasonably be expected to lead to, any Takeover Proposal or (ii) requires Parent or the Company to abandon, terminate or fail to consummate the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, “Takeover Proposal” means any proposal or offer in respect of:

•

a merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction (including a joint venture or arrangement with similar effect) involving the Company or any of its subsidiaries (any of the foregoing, a “Business Combination Transaction”) with any person other than Parent, Purchaser or any controlled affiliate thereof (a “Third Party”);

•

the Company’s acquisition of any Third Party in a Business Combination Transaction in which the stockholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own 20% or more of the Company’s outstanding capital stock immediately following such Business Combination Transaction, including the issuance by the Company of 20% or more of any class of its voting equity securities as consideration for assets or securities of a Third Party; or

•

any direct or indirect acquisition, whether by tender or exchange offer or otherwise, by any Third Party of 20% or more of any class of capital stock of the Company or of 20% or more of the consolidated assets of the Company and the subsidiaries of the Company, in a single transaction or a series of related transactions.

However, prior to, but not after, the Acceptance Time, in response to a bona fide written Takeover Proposal that was unsolicited and did not result from or arise in connection with a breach of the no solicitation provisions of the Merger Agreement and following a good faith determination by the Company Board after consultation with its outside legal counsel and financial advisor that (i) failure to furnish certain information or participate in certain discussions or negotiations is inconsistent with the fiduciary duties of the Company Board to the stockholders of the Company under applicable law and (ii) such Takeover Proposal would reasonably be expected to lead to a Superior Proposal, the Company may:

•

furnish information with respect to the Company and the subsidiaries of the Company to the person making such Takeover Proposal and its representatives pursuant to and in accordance with a confidentiality agreement containing terms and conditions that, in the aggregate, are not materially less restrictive than those contained in the confidentiality agreement entered into by Green Courte Partners, LLC (“Green Courte Partners”) and the Company, provided that such confidentiality agreement shall not contain any provisions that would prevent the Company from complying with its obligations to provide the disclosure to Parent required by the Merger Agreement regarding the existence of such Takeover Proposal, the identity of the person making such Takeover Proposal and the material terms and conditions of any such Takeover Proposal; and

•	participate in discussions or negotiations with such person and its representatives regarding such Takeover Proposal.

The Company has agreed to concurrently provide or make available to Parent any material non-public information concerning the Company or any of its subsidiaries that is provided to the person making such Takeover Proposal or its representatives that was not previously provided or made available to Parent.

As used in the Merger Agreement, “Superior Proposal” means any bona fide Takeover Proposal (except that reference therein to 20% shall be replaced by 50%) which contains terms and conditions that the Company Board determines in good faith, after consultation with its outside counsel and financial advisor, would result in a transaction that (a) if consummated, would be more favorable to the stockholders of the Company than the Merger and the other transactions contemplated by the Merger Agreement, taking into account all of the terms and conditions of such proposal and of the Merger Agreement (including any proposal by Parent to amend the terms of the Merger Agreement), and (b) is reasonably capable of being consummated on the terms so proposed, taking into account all financing and financial, regulatory, legal and other aspects of such proposal.

The Company has also agreed that neither the Company Board nor any committee thereof will directly or indirectly withdraw, modify or qualify (or propose to withdraw, modify or qualify) the Company Recommendation, approve any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to, or that may reasonably be expected to lead to, any Takeover Proposal or grant any waiver of the ownership limitations contained in the Company’s organizational documents. However, at any time prior to, but not after, the Acceptance Time, the Company Board may, in response to a Superior Proposal, withdraw, modify or qualify (or propose to withdraw, modify or qualify) the Company Recommendation if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so is inconsistent with its fiduciary duties to the stockholders of the Company under applicable law.

No change of Company Recommendation may be effected unless, (i) the Company Board first provides prior written notice to Parent that it is prepared to effect a change in the Company Recommendation in response to a Superior Proposal, which notice specifies the facts, circumstances and other conditions giving rise to such Superior Proposal and (ii) Parent does not make, within three business days after receipt of such notice, a proposal that the Company Board determines in good faith, is at least as favorable to the stockholders of the Company as such Superior Proposal. The Company also agrees that, during the period of three business days prior to effecting a change in the company recommendation, the Company and its representatives will negotiate in good faith with Parent and its representatives (if they desire to negotiate) regarding any revisions to the terms of the transaction contemplated by the Merger Agreement proposed by Parent.

The Company has agreed that it will deliver to Parent a new written notice of Takeover Proposal with respect to each Takeover Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such Takeover Proposal to the stockholders of the Company and that a new three business day period shall commence with respect to each such materially revised or modified Takeover Proposal from the time Parent receives the written notice of the Takeover Proposal with respect thereto.

The Merger Agreement does not prohibit the Company from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Takeover Proposal or from making any disclosure to the stockholders of the Company if the Company Board determines in good faith, by resolution duly adopted after consultation with its outside counsel, that the failure to make such disclosure would breach its fiduciary duties to the stockholders of the Company under applicable law. However, neither the Company Board nor any committee thereof shall, except as expressly permitted by the Merger Agreement, withdraw, modify or qualify (or propose to withdraw, modify or qualify) the Company Recommendation or approve or recommend, or publicly propose to approve or recommend, a Takeover Proposal.

Indemnification and Insurance.    The Merger Agreement provides that, from and after the Effective Time, the Surviving Entity will, and Parent will cause the Surviving Entity to:

•

indemnify and hold harmless, against any costs or expenses (including attorney’s fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and the subsidiaries of the Company (in all of their capacities) (the “Indemnified Parties”) to the same extent such persons were indemnified or had the right to advancement of expenses as of the date of the Merger Agreement by the Company pursuant to the Company’s organizational documents and indemnification agreements, if any, in existence on the date of the Merger Agreement with any directors and officers of the Company and the subsidiaries of the Company and provided to Parent prior to the date of the Merger Agreement; and

•

cause to be maintained for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (or substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement); however, the Surviving Entity will not be required to expend more than 125% of the amount expended by the Company and its subsidiaries to maintain or procure such directors’ and officers’ insurance liability insurance and fiduciary liability insurance immediately prior to the Effective Time.

If the Surviving Entity or any of its successors or assigns (i) consolidates or merges with or into any other corporation or entity and the Surviving Entity is not the continuing or surviving entity of such consolidation or merger or (ii) transfers a majority of its properties and assets, the Merger Agreement provides that Parent must make or cause to be made proper provisions so that the successors and assigns of the Surviving Entity will assume all of the indemnification and insurance obligations set forth in the Merger Agreement for the benefit of the Indemnified Parties and have at least substantially equal financial ability as the Company (immediately prior to such transaction) to satisfy the indemnification and insurance obligations of the parties pursuant to the Merger Agreement prior to such merger, consolidation or transfer becoming effective.

Other Covenants and Agreements.    The Merger Agreement contains additional agreements among the Company, Purchaser and Parent relating to, among other things:

•	the Company providing Parent and its representatives access to the Company’s properties, books, records, contracts, commitments, executive officers and personnel;

•	the payment of certain fees and expenses incurred in connection with the Merger Agreement, the Merger and the Offer;

•	the development by Parent and the Company of a joint communications plan, and the issuance of press releases and public statements announcing the execution of the Merger Agreement;

•	notices of certain events, and cooperation to mitigate any adverse consequences of those events;

•	actions necessary to exempt the transactions contemplated by the Merger Agreement from the effect of any takeover statutes;

•

the opportunity for Parent to participate in the defense or settlement of stockholder litigation against the Company or its directors or officers relating to the transactions contemplated by the Offer and the Merger Agreement;

•	actions necessary to comply with all applicable tax laws related to the Company’s qualification as a REIT;

•

the Company using its reasonable commercial efforts to cause its and the Company subsidiaries’ representatives to, provide to Parent and Purchaser all cooperation reasonably requested by Parent that is commercially necessary in connection with any new debt financing or refinancing of outstanding indebtedness of the Company or any subsidiary of the Company;

•

the obligation of Parent and the Company to take all reasonable steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•

the establishment by the Company of a retention bonus plan pursuant to which any or all of the Company’s officers (other than the Chief Executive Officer) and employees may receive retention bonuses for continued employment with the Company through the acceptance of the Offer or closing of the Merger and for a certain period of time thereafter;

•	take such actions to satisfy the requirements of the non-exclusive safe harbor provided by Rule 14d-10(d) of the Exchange Act; and

•

the Company providing an owners title insurance policy insuring that fee simple title to each of the Company Properties is in the name of the Company Subsidiary shown as the owner of such Company Property pursuant to the Merger Agreement, and each such owners title insurance policy will not be subject to the rights of any third parties arising under applicable federal, state or local law as a result of the transactions contemplated by the Merger Agreement.

Conditions to the Merger.    Except as set forth below, the obligations of the parties to complete the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following mutual conditions:

•	the affirmative vote of the holders of a majority of the outstanding Shares has been obtained, if required by applicable law;

•

no action has been instituted by the DOJ or the FTC challenging or seeking to enjoin the consummation of the transactions contemplated by the Merger Agreement, which action has not been withdrawn or terminated, and all approvals, if any, required to be obtained under any foreign antitrust, competition or similar laws, in each case in connection with the consummation of the Merger and the transactions contemplated by the Merger Agreement, have been obtained; and

•

no laws have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other governmental entity of competent jurisdiction is in effect, having the effect of making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger.

The obligations of Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by Parent, on or prior to the Closing Date, of the following conditions:

•

each of the representations and warranties of the Company set forth in the Merger Agreement (in each case made as if none of such representations and warranties contain any qualifications or limitations as to “materiality” or Company Material Adverse Effect) are true and correct, in each case, as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date), subject to certain exceptions set forth in the Merger Agreement, and Parent has received a certificate of the chief executive officer or the chief financial officer of the Company to such effect;

•

the Company has performed or complied in all material respects with all agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date and Parent has received a certificate of the chief executive officer or the chief financial officer of the Company to such effect;

•

there is no pending or threatened suit, action or proceeding by any governmental entity that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or Purchaser of any Shares, seeking to restrain or prohibit the consummation of the Offer, the Merger or any other transaction or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion by the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Merger or any other transaction, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of Common Stock, including the right to vote the shares of Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries or (v) which otherwise is likely to have a Company Material Adverse Effect;

•

since the date of the Merger Agreement, there has not arisen any state of facts, event, change, effect, development, condition, occurrence or circumstance (or, with respect to facts, events, changes, effects, developments, conditions, occurrences or circumstances existing prior to the date of the Merger Agreement, any worsening thereof) that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect;

•

all consents, approvals, permits or authorizations from, and all declarations, filings and registrations with, any governmental entity, including all necessary approvals, required to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement have been obtained or made, in each case without the imposition of a Burdensome Condition on Parent or its subsidiaries. All

Company Required Consents shall have been obtained either unconditionally or on terms reasonably satisfactory to Parent, which Company Required Consents shall not require the payment of assumption fees (including any other required payments but excluding any customary lender cost reimbursements) in the aggregate in excess of $3,057,490, minus the amount of assumption fees that would have been paid with respect to any indebtedness that is refinanced or repaid after the date of the Merger Agreement, determined in accordance with the loan documents for such refinanced or repaid indebtedness (the “Required Consents Condition”); the Company Required Consents consist of lender consents from seven different lenders for a total of 31 loans representing an aggregate outstanding balance as of January 1, 2009 of approximately $283.2 million;

•

the Parent and Purchaser shall have received a legal opinion from the Company’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, dated as of the Closing Date regarding matters related to the Company’s qualification as a real estate investment trust;

•

the Board of Directors of the Company has taken all necessary action to grant a waiver from the ownership limitations contained in the Company’s organizational documents to Parent, Purchaser and their affiliates and such waiver shall be in full force and effect;

•

there shall not have occurred and be continuing (i) any general suspension of, or limitation on trading in securities on NYSE (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) any material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions;

•

the holders of more than 10% of the shares of outstanding Common Stock immediately prior to the Effective Time shall not have exercised appraisal rights with respect thereto in accordance with applicable law; and

•	a period of at least 10 Business Days shall have elapsed since the satisfaction of the Required Consents Condition.

The obligations of the Company to complete the Merger are subject to the satisfaction or waiver by the Company, on or prior to the Closing Date, of the following conditions:

•

each of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement (in each case made as if none of such representations and warranties contain any qualification or limitation as to “materiality” or Parent Material Adverse Effect) are true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date), except as subject to certain exceptions set forth in the Merger Agreement, and the Company has received a certificate of an executive officer of Parent to such effect; and

•

Parent and Purchaser have performed or complied in all material respects with all agreements and covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date and the Company has received a certificate of an executive officer of Parent to such effect.

Notwithstanding the foregoing, following the purchase of Shares pursuant to the Offer, the respective obligations of the Company, Parent and Purchaser to effect the Merger are only subject to the satisfaction or waiver on or prior to the Closing Date of the conditions that (a) the affirmative vote of the holders of a majority of the outstanding Shares has been obtained and (b) no laws have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other governmental entity of competent jurisdiction is in effect, having the effect of making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger.

Escrow of Deposit.    On the date of the Merger Agreement, Purchaser deposited with an escrow agent cash in the amount of $5,000,000 and (b) a note payable to the Company (the “Deposit Note”) in the amount of $5,000,000 due December 26, 2008 (collectively, the “Deposit”) to be held in escrow pursuant to the provisions of an escrow agreement among the parties to the Merger Agreement and the deposit escrow agent. Upon delivery of an additional $5,000,000 to the deposit escrow agent, the Deposit Note shall be cancelled and returned to Purchaser. At the earlier of the Acceptance Time and the Closing, the deposit escrow agent shall deliver the Deposit, together with all interest earned thereon, if any, to the paying agent for the Offer or the exchange agent appointed by Parent under the Merger Agreement, as applicable.

Termination.    The Merger Agreement may be terminated and the Offer or the Merger may be abandoned at any time prior to the Effective Time, as follows:

•	by the mutual written consent of Parent and the Company;

•	by either Parent or the Company, if:

•

any governmental entity of competent jurisdiction issues an order, judgment, decision, opinion, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, judgment, decision, opinion, decree or ruling or other action shall have become final and non-appealable;

•

the Outside Date has passed, and the Offer has expired as a result of the non-satisfaction of any of the conditions to the Offer or been terminated or withdrawn pursuant to its terms without any Shares being purchased; provided that such right to terminate is not available to any party whose breach has been the primary cause, or primarily resulted in, the non-satisfaction of any of the conditions to the Offer or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased; or

•

all consents, approvals, permits or authorizations from, and all declarations, filings and registrations with, any governmental entity, including all necessary approvals, required to consummate the Offer, the Merger and the other transactions shall not have been obtained or made, in each case without the imposition of a Burdensome Condition on Parent or its subsidiaries or the Required Consent Condition shall not have been satisfied within 100 days after the date of the Merger Agreement; provided, that the right to terminate the Merger Agreement pursuant to such conditions shall not be available to any party whose breach of the Merger Agreement has been the primary cause, or primarily resulted in, the non-satisfaction of such conditions.;

•	by Parent, if:

•

the Company has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) is incapable of being cured by the Company prior to the Outside Date or is not cured by the earlier of (x) 10 business days following written notice to the Company by Parent of such breach and (y) the Outside Date, and (ii) would result in a failure of certain conditions to closing set forth in the Merger Agreement;

•	the Company has breached in any material respect its obligations in the Merger Agreement regarding restrictions on the solicitation of competing proposals;

•

the Company Board (i) fails to authorize, approve or recommend the Offer or (ii) withdraws, modifies or qualifies (or proposes to withdraw, modify or qualify) the Company Recommendation or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, fails to recommend that the Company’s stockholders reject such tender offer or exchange offer within the 10 business day period specified in Section 14e-2(a) under the Exchange Act, (iii) fails to reconfirm its authorization, approval or recommendation of the Offer and the Merger within three business days after a written request by Parent to do so, or (iv) fails to include the Company Recommendation in the Schedule 14D-9 or to permit Parent and Purchaser to include the Company Recommendation in this Offer to Purchase, a related letter of transmittal and summary advertisement and any amendments and supplements hereto;

•

the affirmative vote of the holders of a majority of the outstanding shares of Common Stock has not been obtained before the Outside Date; or holders of more than 10% of the outstanding shares of Common Stock shall have exercised their appraisal rights with respect thereto in accordance with applicable law;

•	by the Company:

•

if Parent or Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) is incapable of being cured by Parent or Purchaser prior to the Outside Date or is not cured by the earlier of (x) 10 business days following written notice to Parent by the Company of such breach and (y) the Outside Date and (ii) would result in a failure of certain conditions to closing set forth in the Merger Agreement;

•

in connection with a withdrawal, modification or qualification of (or proposal to withdraw, modify or qualify) the Company Recommendation following receipt of a Superior Proposal, provided that (i) the Company is and has been in compliance in all respects with the restrictions on the solicitation of competing proposals set forth in the Merger Agreement and (ii) the Company, prior to the termination of the Merger Agreement, pays the Termination Fee (as defined below) to Parent; or

•	Purchaser defaults under the Deposit Note

Termination Fee and Expenses.    The Company has agreed to pay to Parent a termination fee equal to $5.4 million (the “Termination Fee”) if the Merger Agreement is terminated pursuant to any of the following situations:

(a)	termination by Parent if the Company has breached in any material respect its obligations in the Merger Agreement regarding restrictions on the solicitation of competing proposals;

(b)	termination by Parent if the Company Board (i) fails to authorize, approve or recommend the Offer or (ii) withdraws, modifies or qualifies (or proposes to withdraw, modify or qualify) the Company Recommendation or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, fails to recommend that the Company’s stockholders reject such tender offer or exchange offer within the 10 business day period specified in Section 14e-2(a) under the Exchange Act, (iii) fails to reconfirm its authorization, approval or recommendation of the Merger within three business days after a written request by Parent to do so, or (iv) fails to include the Company Recommendation in the Schedule 14D-9 or to permit Parent and Purchaser to include the Company Recommendation in this Offer to Purchase, certain other documents relating to the Offer and any amendments and supplements thereto; or

(c)	termination by the Company if in connection with a withdrawal, modification or qualification of (or proposal to withdraw, modify or qualify) the Company Recommendation following receipt of a Superior Proposal; and

(d)	with respect to the following situations, the Company is required to pay the Termination Fee provided that (A) after the date of the Merger Agreement, any person makes a Takeover Proposal or amends or reasserts a Takeover Proposal made prior to the date of the Merger Agreement and such Takeover Proposal becomes publicly known prior to or upon the termination of the Merger Agreement, and (B) within 12 months after the date of termination of the Merger Agreement, the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Takeover Proposal as modified pursuant to the Merger Agreement:

(i)	the Outside Date has passed, and the Offer has expired as a result of the non-satisfaction of any of the conditions to the Offer or been terminated or withdrawn pursuant to its terms without any Shares being purchased and the party seeking to terminate has not caused a breach of the Merger Agreement that has been the primary cause, or primarily resulted in, the non-satisfaction of any of the conditions to the Offer or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased;

(ii)	all consents, approvals, permits or authorizations from, and all declarations, filings and registrations with, any governmental entity, including all necessary approvals, required to consummate the Offer, the Merger and the other transactions shall not have been obtained or made, in each case without the imposition of a Burdensome Condition on Parent or its subsidiaries or the Required Consent Condition shall not have been satisfied within 100 days after the date of the Merger Agreement; provided, that the right to terminate the Merger Agreement pursuant to such conditions shall not be available to any party whose breach of the Merger Agreement has been the primary cause, or primarily resulted in, the non-satisfaction of such conditions;

(iii)	termination by Parent if the adoption of the Merger Agreement and the approval of the Merger by the holders of a majority of the outstanding shares of Common Stock entitled to vote in accordance with the DGCL and the Company’s constituent documents is not obtained before the Outside Date; or

(iv)	termination by Parent if holders of more than 10% of the outstanding shares of Common Stock shall have exercised their appraisal rights with respect thereto in accordance with applicable law.

If the Company is required to pay a Termination Fee or if the Merger Agreement is terminated pursuant to (A) any of the situations described under paragraph (d) above or (B) pursuant to paragraph (d)(ii) above as a result of the Company’s failure to use its commercially reasonable good faith efforts to obtain the Company Required Consents, the Company must, in addition to the Termination Fee, reimburse Parent and Purchaser for all of their expenses, up to a maximum amount of $1 million.

The Merger Agreement provides that the Termination Fee is payable by the Company (i) immediately prior to termination of the Merger Agreement in the event of termination by the Company, and (ii) not later than one business day after the receipt by the Company of a notice of termination from Parent in the event of termination by Parent (except that, in the case of termination pursuant to any of the situations described under paragraph (d) above, such payment shall be made on the date of the first to occur of either of the events referred to in clause (B) in paragraph (d)).

Deposit.    If the Merger Agreement is terminated by the Company because Parent has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (a) is incapable of being cured by Parent or Purchaser prior to the Outside Date or is not cured by the earlier of (i) 10 business days following written notice to Parent by the Company of such breach and (ii) the Outside Date and (b) would result in a failure of any conditions on the obligations of the Company set forth in the Merger Agreement, the Company shall be entitled to retain the Deposit as the Company’s liquidated damages (and not as a penalty) and as the Company’s exclusive remedy. In all other cases, the Deposit will be released to Parent if the Merger Agreement is terminated.

Amendment and Waiver.    The Merger Agreement provides that it may be amended by the parties by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment will be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. At any time prior to the Effective Time, the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The Merger Agreement provides that the failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of those rights.

The Tender and Support Agreement.

Each of the following, as holders of the Shares set forth next to their respective names below, entered into the Tender and Support Agreement with Parent:

Stockholder	Shares*	OP Units	Company Stock Options
Terry Considine	76,578	262,331	—
Thomas L. Rhodes	92,328	170,979	58,400
Bruce D. Benson	151,740	81,928	64,256
Bruce E. Moore	95,028	25,355	—
Titaho Limited Partnership, RLLLP[1]	201,090	—	—
Titahotwo Limited Partnership, RLLLP[2]	342,197	27,765	473,639

Total	958,961	568,358	596,295

*	Includes shares of Common Stock subject to vesting or risk of forfeiture.

1.	Terry Considine may be deemed to be the beneficial owner of the Subject Securities of Titaho Limited Partnership, RLLLP.

2.	Terry Considine may be deemed to be the beneficial owner of the Subject Securities of Titahotwo Limited Partnership, RLLLP.

The Tender and Support Agreement, among other things, (i) obligates each stockholder to tender all of his or its Shares in the Offer, (ii) obligates each stockholder to vote his or its Shares in favor of the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) restricts the transfer of Shares held by the applicable stockholder, all pursuant to the terms and subject to the conditions set forth in the Tender and Support Agreement.

In addition, each stockholder who entered into the Tender and Support Agreement granted an irrevocable proxy appointing persons designated by Parent as such shareholder’s attorney-in-fact and proxy to vote and exercise all voting and related rights with respect to such stockholder’s Shares (including any Shares each such stockholder may acquire in the future) relating to the matters that are the subject of the Tender and Support Agreement.

The aggregate number of Shares owned by the stockholders who have entered into the Tender and Support Agreement is approximately 954,000 (excluding 5,000 Shares which will be forfeited on December 31, 2008), representing approximately 12% of the issued and outstanding Shares as of December 18, 2009.

The foregoing summary of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement, which is incorporated herein by reference and copies of which are filed as exhibits to the Schedule TO.

14.	DIVIDENDS AND DISTRIBUTIONS

As discussed in Section 13 entitled “Transaction Documents,” the Merger Agreement provides that, except for the payment of dividends on the Series A Preferred Stock in accordance with the terms of the Series A Preferred Stock, between the date of the Merger Agreement and the effective time of the Merger, without the prior written consent of Parent, the Company may not (i) authorize, declare, set aside or pay any dividend or make any distribution or payment with respect to any shares of Common Stock, OP Units or Series A Preferred Stock or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of stock or units of partnership interest or any option, warrant or right to acquire, or security convertible into, shares of stock or units of partnership interest of the Company or the Company Partnership, as the case may be, except for (a) deemed transfers of the Company excess shares required under the Company’s certificate of incorporation and by-laws in order to preserve the status of the Company as a REIT under the Code or the Company’s certificate of incorporation and by-laws, (b) redemptions of OP Units, whether or not outstanding on the date of the Merger Agreement, under the Company Partnership Agreement in which solely shares of Common Stock are utilized, and (c) in connection with any net exercise of outstanding Company Stock Options.

15.	CERTAIN CONDITIONS TO THE OFFER

Purchaser will not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), will not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for):

•

unless as of any scheduled Expiration Date the number of Shares validly tendered pursuant to the Offer (and not withdrawn prior to any then scheduled Expiration Date), together with the Shares then beneficially owned by Parent, Purchaser or any of their affiliates or any person managed by Parent, Purchaser or any of its affiliates (if any), represents at least 88% of all Shares then outstanding;

•	if:

(i)    all Company Required Consents shall not have been obtained, either unconditionally or on terms reasonably satisfactory to Parent, at or prior to any then scheduled Expiration Date or, if obtained, shall require the payment of assumption fees (including any other required payments but excluding any customary lender cost reimbursements) in the aggregate in excess of $3,057,490, minus the amount of assumption fees that would have been paid with respect to any indebtedness that is refinanced or repaid after the date of the Merger Agreement, determined in accordance with the loan documents for such refinanced or repaid indebtedness (the “Required Consents Condition”); or

(ii)    any Company Required Statutory Approvals shall not have been obtained or any waiting period (or extension thereof) shall not have lapsed, expired or terminated, either unconditionally or on terms reasonably satisfactory to Parent in each case, at or prior to any then scheduled Expiration Date (collectively, the “Governmental Approval Condition”); or

(iii)    upon the expiration of the Offer and before acceptance of any such Shares for payment, any of the following events or conditions has occurred or exists and is continuing at the scheduled Expiration Date, regardless of the circumstances giving rise to such events or conditions:

(a)    there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable pursuant to an authoritative interpretation by or on behalf of a Governmental Entity to the Offer, the Merger or any of the other Transactions, or any injunction shall have been issued and be in effect, by any United States federal or state court that prohibits, restrains or enjoins the consummation of the Offer or the Merger or that otherwise has the effect of making the acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger illegal;

(b)    any of the representations and warranties of the Company contained in the Merger Agreement that (i) are not made as of a specific date are not true and correct as of the date of the Merger Agreement and as of the Acceptance Time, as though made on and as of the Acceptance Time, and (ii) are made as of a specific date are not true and correct as of such date, in each case, except where (A) the failure of such representations and warranties (other than the representations or warranties in Sections 3.3 (Capitalization), 3.5 (Authority; Non-Contravention; Statutory Approvals; Compliance), 3.22 (State Takeover Statute; Ownership Limitations) and 3.25 (Payments to Lenders)) to be true and correct (disregarding, for this purpose, any limitation as to “materiality,” “Company Material Adverse Effect” or “knowledge” set forth in such representations or warranties) has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (B) the failure of the representations or warranties in Sections 3.3 (Capitalization), 3.5 (Authority; Non-Contravention; Statutory Approvals; Compliance), 3.22 (State Takeover Statute; Ownership Limitations) and 3.25 (Payments to Lenders) to be true and correct is not, individually or in the aggregate, a failure to be true and correct in any material respect;

(c)    the Company shall have breached or failed to perform or to comply with, in any material respect, any obligation, agreement or covenant to be performed or complied with by it under the Merger Agreement prior to the expiration of the Offer (or, in the case of Section 6.1, shall have intentionally or knowingly breached or failed in any material respect to perform or comply with such Section 6.1) and such breach or failure, if curable, shall not have been cured prior to the expiration of the Offer;

(d)    there exists a pending or threatened suit, action or proceeding by any Governmental Entity that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or Purchaser of any shares of Common Stock, seeking to restrain or prohibit the consummation of the Offer, the Merger or any other Transaction or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and the Company Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Merger or any other transaction, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of Common Stock, including the right to vote the shares of Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company and the Company Subsidiaries or (v) which otherwise is likely to have a Company Material Adverse Effect;

(e)    the Company shall have failed to deliver to Parent a certificate, dated as of such expiration date, signed by the chief executive officer and the chief financial officer of the Company and certifying as to the satisfaction by the Company of the absence of the failure of (i) the Company’s representations and warranties to be true and correct and (ii) the Company to perform and comply with, in any material respect, its obligations, agreements and covenants;

(f)    the Merger Agreement shall have been terminated in accordance with its terms;

(g)    there shall have occurred and be continuing (i) any general suspension of, or limitation on trading in securities on NYSE (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) any material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions;

(h)    since the date of the Merger Agreement, there shall have arisen any state of facts, event, change, effect, development, condition, occurrence or circumstance (or, with respect to facts, events, changes, effects, developments, conditions, occurrences or circumstances existing prior to the date of the Merger Agreement, any worsening thereof) that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect; or

(i) the Company Board shall have failed to take all necessary action to grant to Parent, Purchaser and their affiliates a waiver from the ownership limitations contained in the Company’s organizational documents or such waiver shall fail to be in full force and effect; or

(iv) the Parent and Purchaser shall not have received a legal opinion from the Company’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, dated as of the Acceptance Time regarding matters related to the Company’s qualification as a real estate investment trust; or

(v) Less than 10 Business Days shall have elapsed since the satisfaction of the Required Consents Condition.

Subject to the terms of the Merger Agreement, the foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions (other than any such circumstances caused by or substantially contributed to by any breach by Parent or Purchaser of any of their representations, warranties, covenants agreements or obligations under the Merger Agreement) and may be waived by Purchaser in whole or in part at any time and from time to time, in each case except for the Minimum Condition, in the exercise of the reasonable good faith judgment of Purchaser and subject to the terms of the Merger Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, in each case prior to the acceptance for payment of, and payment for, tendered Shares.

16.	CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

General.    Except as described in this Section 16, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein.

State Takeover Laws.    A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company expressly elected not to be governed by Section 203 of the DGCL relating to business combinations with interested stockholders pursuant to its certificate of incorporation, and therefore the restrictions set forth in Section 203 of the DGCL are not applicable to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

Exchange Act Registration.    The shares of Common Stock and the shares of Series A Preferred Stock are currently registered under the Exchange Act. Such registration may be revoked by the SEC in connection with the Company’s failure to file periodic reports or terminated by the Company, upon application to the SEC, if there are fewer than 300 record holders of Shares following the consummation of the Offer or the Merger. If the Company’s Common Stock and the Series A Preferred Stock were deregistered under the Exchange Act, all public trading in the shares of Common Stock and the shares of Series A Preferred Stock, including the trading on the New York Stock Exchange, would immediately cease.

Moreover, the revocation or termination of the registration of the Company’s equity securities under the Exchange Act would cease the Company’s ongoing reporting obligations under Section 13(a) of the Exchange Act, which would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC.

Such revocation or termination would also make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, inapplicable to the Company. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act. See Section 7 entitled “Effect of the Offer on the Market for the Company’s Shares; NYSE Delisting; Exchange Act Registration.”

Litigation.    Following the public announcement of the Merger Agreement on December 12, 2008 a purported shareholders class action was filed by Lori Weinrib in the Circuit Court of the 6th Judicial Circuit, in

and for Pinellas County, Florida against the Company, its Chief Executive Officer, the directors of the Company and Green Courte Partners. The complaint alleges, among other things: (1) the Chief Executive Officer and the directors of the Company breached their fiduciary duties of care, good faith and loyalty to holders of the Company’s common stock and (2) Green Courte Partners aided and abetted such breaches. The Plaintiff seeks an award of damages in an unspecified amount.

17.	APPRAISAL RIGHTS

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, at the effective time of the Merger, stockholders (other than those who tendered their Shares pursuant to the Offer) will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the Surviving Entity do not agree on such fair value, the stockholder will have the right to a judicial determination of the fair value of their Shares as of the time of the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

In determining fair value, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the price per share to be paid for the Shares in the Merger or the market value of the Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per share of the Shares in the Offer or the Merger Consideration.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

18.	CERTAIN FEES AND EXPENSES

Innisfree M&A Incorporated has been retained by Parent and Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

Wells Fargo Bank, N.A., has been retained by Parent and Purchaser as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

19.	MISCELLANEOUS

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares. This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in Section 8 entitled “Certain Information Concerning the Company.”

GCP Sunshine Acquisition, Inc.

DECEMBER 23, 2008

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Set forth below are the names, business addresses and current principal occupations or employment, and material occupations, positions, offices or employment for the past five years, of the directors and executive officers of Parent and Purchaser. Unless otherwise indicated, the business address of each person listed below is 560 Oakwood Avenue, Suite 100, Lake Forest, Illinois 60045 and each person listed below is a citizen of the United States.

None of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the persons listed below (i) owns either beneficially or of record, or has contractual right to acquire, any securities of the Company, or (ii) has benefited from any transaction in any securities of the Company during the past two years, or (iii) has any contracts or arrangements with regard to any securities of the Company.

Purchaser

Name	Current Principal Occupation or Employment and Five-Year Employment History
Randall K. Rowe – Director and Chairman	Mr. Rowe, 54, has served as Chairman of Green Courte Partners since 2002. Prior to forming Green Courte Partners, Mr. Rowe was a Co-Founder and Chairman of Transwestern Investment Company, LLC from 1996-2002, Mr. Rowe was also Chairman and Chief Executive Officer of Hometown America, LLC (1997-2002), a large owner of manufactured housing communities that owned 14,000 home sites.

James R. Goldman – Director and President	Mr. Goldman, 48, joined Green Courte Partners as Managing Director, Chief Investment Officer in June 2003. From January 2002 through June 2003, Mr. Goldman was a Managing Director with J.R. Goldman & Co., a real estate consulting and advisory company based in Lake Forest, Illinois.

David B. Lentz – Director and Vice President	Mr. Lentz, 40, is the Managing Director, Land-Lease Community Investments of Green Courte Partners and joined Green Courte Partners as Vice President, Acquisitions, in June 2003. From April 1996 to March 2001, Mr. Lentz was an Associate and later a Director of Development with Mosbacher Power Group, LLC.

Michael A. Tarkington – Secretary/Treasurer	Mr. Tarkington, 50, has been the Managing Director, Chief Financial Officer of Green Courte Partners since June 2007. Prior to joining Green Courte, Mr. Tarkington held various positions at Transwestern Investment Company from 1998 to 2007, serving most recently as its Vice President, Development and Portfolio Controller. In that capacity, Mr. Tarkington was responsible for the design, implementation and enhancement of a variety of accounting and asset management reporting systems, asset and portfolio management-based financial reporting and analysis, forecasting property and fund investment returns, tax compliance and forecasting, and audit coordination.

1

Name	Current Principal Occupation or Employment and Five-Year Employment History

Parent

Randall K. Rowe – Chairman	Mr. Rowe, 54, has served as Chairman of Green Courte Partners since 2002. Prior to forming Green Courte Partners, Mr. Rowe was a Co-Founder and Chairman of Transwestern Investment Company, LLC from 1996-2002, Mr. Rowe was also Chairman and Chief Executive Officer of Hometown America, LLC (1997-2002), a large owner of manufactured housing communities that owned 14,000 home sites.

James R. Goldman –Trustee and President	Mr. Goldman, 48, joined Green Courte Partners as Managing Director, Chief Investment Officer in June 2003. From January 2002 through June 2003, Mr. Goldman was a Managing Director with J.R. Goldman & Co., a real estate consulting and advisory company based in Lake Forest, Illinois.

Robert S. Duncan – Trustee and Vice President	Mr. Duncan, 54, is the Managing Director, Retail Investments for Green Courte Partners. Mr. Duncan held the position of Chief Financial Officer of Green Courte Partners from 2003-2005. Previously, he was Chief Financial Officer of InterPark Holdings, Inc., a national owner/operator of parking facilities owned by Security Capital Group and later GE Real Estate. Previous to that, Mr. Duncan was Chief Financial Officer of City Center Retail Trust.

Michael A. Tarkington –Trustee and Secretary/Treasurer	Mr. Tarkington, 50, has been the Managing Director, Chief Financial Officer of Green Courte Partners since June 2007. Prior to joining Green Courte, Mr. Tarkington held various positions at Transwestern Investment Company from 1998 to 2007, serving most recently as its Vice President, Development and Portfolio Controller. In that capacity, Mr. Tarkington was responsible for the design, implementation and enhancement of a variety of accounting and asset management reporting systems, asset and portfolio management-based financial reporting and analysis, forecasting property and fund investment returns, tax compliance and forecasting, and audit coordination.

Stephen F. Douglass – Vice President	Mr. Douglass, 53, has been Managing Director, Asset Management of Green Courte Partners since December 2006. From June 1998 through November 2006, Mr. Douglass held various positions at Transwestern Investment Company, most recently as a Managing Director and co-head of its Ownership Representation Group. At Transwestern, Mr. Douglass oversaw asset management and development management for over 100 properties owned by the firm’s various investment vehicles.

David B. Lentz – Vice President	Mr. Lentz, 40, is the Managing Director, Land-Lease Community Investments of Green Courte Partners and joined Green Courte Partners as Vice President, Acquisitions, in June 2003. From April 1996 to March 2001, Mr. Lentz was an Associate and later a Director of Development with Mosbacher Power Group, LLC.

2

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the share certificates and any other required documents should be sent or delivered by each holder of Shares or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail: Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions Department P.O. Box 64854 St. Paul, Minnesota 55164-0854		By Overnight Courier or by Hand: Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions Department 161 North Concord Exchange South St. Paul, Minnesota 55075

By Facsimile Transmission: (For Notice of Guaranteed Delivery Only) (651) 450-2452

To Confirm Facsimile Only: (800) 468-9716

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Parent’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders May Call Toll-Free at: (888) 750-5834

Banks and Brokers May Call Collect at: (212) 750-5833